UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

(Amendment No. 1)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under § 240.14a-12

NORFOLK SOUTHERN CORPORATION

(Name of Registrant as Specified in Its Charter)

ANCORA CATALYST INSTITUTIONAL, LP

ANCORA ADVISORS LLC

ANCORA ALTERNATIVES LLC

ANCORA BELLATOR FUND, LP

ANCORA CATALYST, LP

ANCORA FAMILY WEALTH ADVISORS, LLC

THE ANCORA GROUP LLC

ANCORA HOLDINGS GROUP, LLC

ANCORA MERLIN INSTITUTIONAL, LP

ANCORA MERLIN, LP

ANCORA IMPACT FUND LP

ANCORA IMPACT FUND LP SERIES AA

ANCORA IMPACT FUND LP SERIES BB

INVERNESS HOLDINGS LLC

BETSY ATKINS

JAMES BARBER, JR.

WILLIAM CLYBURN, JR.

FREDERICK DISANTO

SAMEH FAHMY

JOHN KASICH

GILBERT LAMPHERE

ALLISON LANDRY

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED March 21, 2024

ANCORA CATALYST INSTITUTIONAL, LP

Dear Fellow Norfolk Southern Shareholder,

Ancora Catalyst Institutional, LP (together with its affiliates, “Ancora”, “we” or “our” ) and certain of the other participants in this solicitation collectively beneficially own a meaningful equity stake in Norfolk Southern Corporation, a Virginia corporation (“Norfolk Southern” or the “Company”).

We believe that prompt changes in Norfolk Southern’s leadership and strategy are necessary to allow the Company to meet its full potential and produce enhanced value for its customers, employees, communities and shareholders. For many years, Norfolk Southern has lagged behind its peers in terms of operational metrics, safety and financial performance. The Company’s recent record, particularly the derailments of Norfolk Southern-operated trains in February 2023 in East Palestine, Ohio and on March 2, 2024 in Lower Saucon Township, Pennsylvania, reinforces the urgent need for a shareholder-driven reconstitution of the Company’s Board of Directors and the appointment of a new Chief Executive Officer. The East Palestine tragedy, in particular, has caused extreme personal suffering, property damage and environmental destruction, while complaints from residents and government authorities have highlighted the shortcomings of the Company’s existing leadership.

We have thoughtfully recruited a slate of director candidates (the “Ancora Nominees”) with significant experience in areas such as corporate governance, finance, legislative and regulatory affairs, logistics and shipping, and the railroad sector. As explained in the attached proxy statement, we believe the Ancora Nominees, if elected, will work seamlessly with Norfolk Southern’s remaining directors to restore stakeholder confidence by installing a strong management team and setting and executing on a value-enhancing strategy. In our view, we have assembled the right slate of nominees and proposed executives for this pivotal moment in the history of Norfolk Southern and the broader railroad sector.

We urge you to sign, date and return the enclosed BLUE proxy card or BLUE voting instruction form today to vote “FOR” the election of the Ancora Nominees. If you have any questions or require any assistance with your vote, please contact D.F. King & Co., Inc., which is assisting us, at its address and toll-free number listed below.

Thank you for your support.

Frederick DiSanto	James Chadwick

Ancora Catalyst Institutional, LP	Ancora Catalyst Institutional, LP

2024 ANNUAL MEETING OF SHAREHOLDERS
OF
NORFOLK SOUTHERN CORPORATION

PROXY STATEMENT
OF
ANCORA CATALYST INSTITUTIONAL, LP

PLEASE SIGN, DATE AND MAIL THE ENCLOSED
BLUE PROXY CARD TODAY

This proxy statement (this “Proxy Statement”) and accompanying BLUE proxy card are being furnished to shareholders of Norfolk Southern Corporation, a Virginia corporation (“Norfolk Southern” or the “Company”), by Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora”) and the other participants in connection with the solicitation of proxies from the holders (the “Shareholders”) of common stock, $1.00 par value (the “Common Stock”), of the Company at the 2024 annual meeting of Shareholders scheduled to be held virtually on May 9, 2024, at 8:30 a.m., Eastern Daylight Time (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof, the “2024 Annual Meeting”). This Proxy Statement and the enclosed BLUE proxy card are first being mailed to Shareholders on or about [    ], 2024.

This solicitation is being made by Ancora and certain of its affiliates named as participants herein (together, the “Ancora Parties,” “we,” “our,” or “us”) and not on behalf of the Board of Directors of the Company (the “Board”) or management of the Company.

We believe significant changes to the composition of current Board are necessary to ensure that the Company can achieve its full potential while operating in a safe, responsible and efficient manner. Norfolk Southern has lagged behind its peers in the railroad industry in operational and financial performance, and recent events have shown the Company’s safety record is impacting the well-being of local communities. The Board requires the addition of new directors who have relevant industry and leadership experience and who are committed to maximizing shareholder value. We have nominated a slate of experienced professionals for election to the Board, each of whom is described in detail in this Proxy Statement: Betsy Atkins, James Barber, Jr., William Clyburn, Jr., Sameh Fahmy, John Kasich, Gilbert Lamphere and Allison Landry (together, the “Ancora Nominees” and each, an “Ancora Nominee”). We are seeking your support at the 2024 Annual Meeting for the following items of business:

•	Election of all of our Ancora Nominees, Betsy Atkins, James Barber, Jr., William Clyburn, Jr., Sameh Fahmy, John Kasich, Gilbert Lamphere and Allison Landry, to the Board as directors for a term of one year, to serve until their respective successors are elected and qualified (the “Nomination Proposal”);

•	Ratification of the appointment of KPMG LLP as Norfolk Southern’s independent registered public accounting firm for 2024 (the “Auditor Proposal”);

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•	An advisory resolution on executive compensation of the Norfolk Southern’s named executive officers (the “Compensation Proposal”);

•	A Shareholder proposal regarding an annual report on lobbying activities, policies and communications, if properly presented (the “Lobbying Proposal”).

•	Approval of the repeal of each provision of, or amendment to, the Company’s Bylaws (as amended, supplemented or modified from time to time, the “Bylaws”) that the Board adopted without the approval of Shareholders subsequent to July 25, 2023, which is the date of the most recent publicly available amendment to the Bylaws, and up to and including the date of the 2024 Annual Meeting (the “Bylaw Proposal” and, together with the Nomination Proposal, the Compensation Proposal and the Lobbying Proposal, the “Proposals”);

•	The transaction of such other business as may properly come before the 2024 Annual Meeting.

Through this Proxy Statement and enclosed BLUE proxy card or BLUE voting instruction form, we are soliciting proxies to elect the Ancora Nominees to the Board. Assuming the Ancora Nominees receive sufficient votes to be elected to the Board, your vote to elect the Ancora Nominees will have the legal effect of replacing certain incumbent directors of the Company with the Ancora Nominees. If all our Ancora Nominees are elected at the 2024 Annual Meeting, they will constitute a majority of the thirteen members of the Board.

Ancora and the Company will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for any combination (up to thirteen total) of our Ancora Nominees and the Company’s nominees on the enclosed BLUE proxy card or BLUE voting instruction form. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote. The names, background and qualifications of the Company’s nominees and other information about them can be found in the Company’s proxy statement.

We urge Shareholders to use our BLUE proxy card or BLUE voting instruction form to vote “FOR” the election of each of the Ancora Nominees. Shareholders may vote for up to thirteen director nominees to the Board. If Shareholders choose to vote for any of the Company’s nominees, we recommend that Shareholders “WITHHOLD” on the election of the following incumbent directors: Heidi Heitkamp, John Huffard, Jr., Amy Miles, Claude Mongeau, Jennifer Scanlon, Alan Shaw and John Thompson (each, an “Opposed Company Nominee”).

The Company’s other nominees are Richard Anderson, Philip Davidson, Francesca DeBiase, Marcela Donadio, Christopher Jones and Thomas Kelleher (each, an “Acceptable Company Nominee”). We make no recommendation with respect to your votes on the election of the Acceptable Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED.

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The Company has set the close of business on March 4, 2024 as the record date for determining Shareholders entitled to notice of, and to vote at, the 2024 Annual Meeting (the “Record Date”). Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2024 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on at the 2024 Annual Meeting. According to the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2024 on Form DEFC14A (the “Company’s Definitive Proxy Statement”), as of the close of business on March 4, 2024, there were 246,214,662 shares of Common Stock issued and outstanding (of those shares, 225,893,885 shares were owned by shareholders entitled to one vote per share, the remaining 20,320,777 shares were held by the Company’s wholly owned subsidiaries, which shares of Common Stock are not entitled to be voted under Virginia Law). The mailing address of the principal executive offices of the Company is 650 West Peachtree Street, NW, Atlanta, Georgia 30308.

As of the close of business on March 21, 2024, the Participants (as defined below) in this solicitation collectively beneficially own an aggregate of 928,921.28 shares of Common Stock, of which 928,619.28 were owned as of the Record Date. The Participants that own Common Stock intend to vote “FOR” the election of the Ancora Nominees in the Nomination Proposal, “WITHHOLD” on the election of the Opposed Company Nominees, “WITHHOLD” on the election of the Acceptable Company Nominees, “FOR” the Auditor Proposal and “FOR” the Bylaw Proposal. The Participants intend to “ABSTAIN” with respect to the Compensation Proposal and the Lobbying Proposal.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card or BLUE voting instruction form today.

We are not aware of any other matters to be brought before the 2024 Annual Meeting other than as described herein. Should other matters, which we not aware of a reasonable time before this solicitation, be brought before the 2024 Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card or BLUE voting instruction form will vote on such matters in their discretion.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE ANCORA NOMINEES AND “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY. WE MAKE NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF THE ACCEPTABLE COMPANY NOMINEES.

WE URGE YOU TO VOTE “FOR” THE AUDITOR PROPOSAL AND “FOR” THE BYLAW PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY.

WE MAKE NO RECOMMENDATION ON THE COMPENSATION PROPOSAL AND THE LOBBYING PROPOSAL.

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PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM VOTING “FOR” THE ELECTION OF THE ANCORA NOMINEES TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM EVEN IF YOUR SHARES OF COMMON STOCK WERE SOLD AFTER THE RECORD DATE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2024 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2024 ANNUAL MEETING OR BY VOTING AT THE 2024 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting
This Proxy Statement and our BLUE proxy card are available at

www.movenscforward.com

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date and return the enclosed BLUE proxy card or BLUE voting instruction form today to vote “FOR” the election of the Ancora Nominees and “WITHHOLD” on the election of the Opposed Company Nominees. We make no recommendation with respect to your votes on the election of the Acceptable Company Nominees.

We urge you to vote “FOR” the Bylaw Proposal and “FOR” the Auditor Proposal. We make no recommendation with respect to the Compensation Proposal or the Lobbying Proposal.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Ancora c/o D.F. King & Co., Inc. (“D.F. King”) in the enclosed envelope today.

•	If your shares of Common Stock are held in a brokerage account you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed BLUE voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form.

As we are using a “universal” proxy card containing both the Ancora Nominees as well as the Company’s nominees to the Board, there is no need to use any other proxy card regardless of how you intend to vote.

We strongly urge you NOT to sign or return any proxy cards or voting instruction forms that you may receive from Norfolk Southern. If you return the WHITE management proxy card or voting instruction form, it will revoke any proxy card or voting instruction form you may have sent to us previously.

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If you have any questions, require assistance in voting your BLUE proxy card or BLUE voting instruction form, or need additional copies of the Ancora’s proxy materials, please contact D.F. King using the contact information provided here:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders Call Toll-Free: (866) 227-7300

Banks and Brokers Call Collect: (212) 269-5550

E-mail: MoveNSCForward@dfking.com

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this Proxy Statement and accompanying materials contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if the underlying assumptions of the Ancora Parties or any of the other Participants prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by any of the foregoing that the future plans, estimates or expectations contemplated will ever be achieved, and you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except to the extent required by applicable law, neither any of the Ancora Parties nor any Participant will undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this Proxy Statement to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Certain statements and information included herein have been sourced from third parties. The Ancora Parties and other Participants do not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

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BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On February 3, 2023, a train operated by Norfolk Southern derailed in East Palestine, Ohio (“East Palestine”). Fire associated with the derailment threatened certain tank cars that contained hazardous materials. The U.S. Environmental Protection Agency (“EPA”) began air monitoring for certain chemicals, including vinyl chloride, butyl acrylate, carbon monoxide, oxygen, hydrogen sulfide, hydrogen cyanide, phosgene and hydrogen chloride. EPA officials discovered contaminated runoff from the derailment site on two surface water streams.

•	On February 5, 2023, county officials announced a mandatory one mile evacuation zone around the site of the derailment.

•	On February 6, 2023, the local incident commander at the derailment site in East Palestine, in consultation with Norfolk Southern and government authorities, conducted a controlled vent and burn of the contents of five derailed tank cars, all of which contained vinyl chloride. This procedure involved creating holes in the five tank cars to drain the vinyl chloride into adjacent trenches dug into the ground where the vinyl chloride was burned, with any material remaining after burning being remediated (such actions, together with the derailment and the associated fire, the “East Palestine Derailment”). The State of Ohio issued an order expanding the initial evacuation area to a one-mile by two-mile area surrounding East Palestine in anticipation of the release of potentially deadly fumes from the burning.

•	On February 14, 2023, Pennsylvania Governor Josh Shapiro sent an open letter to Norfolk Southern Chief Executive Officer (“CEO”) Alan Shaw criticizing the Company’s immediate response to the derailment. Specifically, the governor alleged that the Company failed to implement a unified command structure at the derailment site, confusing the response. Moreover, Norfolk Southern failed to “explore or articulate alternative courses of action” other than its own proposal to vent and burn the vinyl chloride, and then “failed to notify state and local response agencies initially of their intention to vent and burn all five cars containing vinyl chloride, rather than just the single car Norfolk Southern personnel had identified originally.”

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•	On February 21, 2023, the EPA issued a Unilateral Administrative Order under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) requiring Norfolk Southern to develop and implement plans to address the contamination resulting from, and to pay the costs the EPA incurred responding to, the East Palestine Derailment.

•	On March 14, 2023, the Ohio Attorney General filed a lawsuit (the “Ohio Complaint”) in the U.S. District Court for the Northern District of Ohio seeking statutory damages for a variety of tort and environmental claims under CERCLA and state laws, a total of 58 alleged violations. The Ohio Complaint cited concerns with respect to the Company’s safety record, alleging that the Company’s “accident rate has nearly doubled in the past 10 years” and included at least twenty derailments that resulted in “chemical releases.” The Ohio Complaint describes numerous derailments and their consequences: loss of life, environmental damage and property destruction.

•	On March 16, 2023, certain Shareholders filed suit (the “Shareholder Complaint”) alleging that the Company failed to adequately disclose the risks associated with its strategy and that public statements about its operational safety were materially false or misleading in light of the risks that the Company undertook.

•	On March 22, 2023, CEO Alan Shaw delivered testimony before the U.S. Senate Committee on Commerce, Science, and Transportation. Mr. Shaw provided details on the Company’s support for policies furthering safety in the rail industry and commitment to addressing the long-term concerns of the citizens of East Palestine, Ohio. Committee members scrutinized the Company’s safety record and response to the East Palestine Derailment, including remediation efforts, health impacts and property damages associated with the chemical contaminants.

•	On March 30, 2023, the U.S. Department of Justice (“DOJ”) and the EPA filed a civil complaint (the “DOJ Complaint”) in the U.S. District Court for the Northern District of Ohio seeking injunctive relief, cost recovery and civil penalties for violations of the Clean Water Act and seeking declaratory judgment and cost recovery under CERCLA. Similar to the Shareholder Complaint, the DOJ Complaint also describes the Company’s executive compensation incentives, including reducing expenses, and notes the “drop in operating costs includes reductions in spending to repair, service and maintain locomotives and freight cars,” among other cuts.

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•	On April 5, 2023, a judge in the U.S. District Court for the Northern District of Ohio permitted the consolidation of 31 lawsuits brought by East Palestine residents and other individuals against the Company. These plaintiffs alleged numerous claims based on negligence, gross negligence, strict liability and nuisance, and sought compensatory and punitive damages, medical monitoring and business losses. The putative class is defined by reference to a class area covering a 30-mile radius from the site of the East Palestine Derailment.

•	On April 26, 2023, the Company disclosed in its first fiscal quarter, reporting that the Company had recognized $387 million of expense for costs directly attributable to the East Palestine Derailment, relating to initial response costs, ongoing cleanup efforts and estimates associated with environmental remediation and legal proceedings.

•	On May 3, 2023, the Northern District of Ohio consolidated the actions brought under the Ohio Complaint and DOJ Complaint (as consolidated, the “CERCLA Action”).

•	On May 11, 2023, the Company held its 2023 Annual Meeting at which shareholders elected, in an uncontested election, the thirteen directors that the Board had unanimously recommended.

•	On May 16, 2023, the holders of approximately $4.75 billion of the Company’s senior notes and bonds filed a securities class action lawsuit against the Company in the U.S. District Court for the Southern District of New York. These debt holders alleged that the Company made misstatements and other disclosure failures in the course of the Company’s debt offerings between 2020 and early 2023, citing in particular the Company’s repeated statements with respect to its safety focus and the Company’s failure to adequately disclose the risks associated with its strategy and other operational decisions.

•	On May 25, 2023, the Company announced the appointment of Atkins Nuclear Secured, a member of the SNC-Lavalin Group, to conduct an independent review of the Company’s safety culture.

•	On June 16, 2023, in the CERCLA Action, Norfolk Southern answered the Ohio Complaint in the Northern District of Ohio asserting that the Company “remains committed to establishing long-term funds to address concerns about health, water quality and residential property values”.

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On June 30, 2023, in the CERCLA Action, Norfolk Southern filed a third-party complaint against seven defendants, alleging claims under CERCLA as well as contribution and negligence claims against various alleged owners of railcars and the shipper that derailed on Norfolk Southern’s train. The third-party complaint sought to establish liability on behalf of the railcar owners and the shipper so as to share and/or shift the cost of the environmental cleanup of East Palestine, Ohio.

•	On July 19, 2023, the Board appointed Philip Davidson and Francesca DeBiase to serve as directors, thereby expanding the Board to fifteen members. Concurrently, the Company announced that directors Mitchell Daniels, Jr. and Michael Lockhart would retire from the Board following the 2024 Annual Meeting, which would leave the Board with thirteen members thereafter.

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•	On July 27, 2023, the Company disclosed in its second fiscal quarter reporting that during the first six months of 2023, it had recognized $803 million of expense for costs directly attributable to the East Palestine Derailment. Compared to the second quarter of 2022, railway operating revenues were down 8% and income from railway operations declined 55%, including the charges associated with the East Palestine Derailment.

•	On August 22, 2023, the plaintiffs, including local school districts, in several previously filed lawsuits filed in the U.S. District Court for the Western District of Pennsylvania joined with four other school districts to file a class action lawsuit on behalf of students alleging negligence, nuisance and trespass, and seeking damages and health monitoring.

•	On September 18, 2023, the Company announced an interim Value Assurance Program (“VAP”). The VAP aims to compensate any reduction in value of eligible residential properties located in East Palestine, Ohio and certain surrounding communities as a result of the East Palestine Derailment.

•	On October 25, 2023, the Company disclosed in its third fiscal quarter reporting that, during the first nine months of 2023, it had recognized $966 million of expense for costs directly attributable to the East Palestine Derailment. Compared to the third quarter of 2022, railway operating revenues were down 11% and income from railway operations declined 41%, including the charges associated with the East Palestine Derailment.

•	On November 14, 2023, counsel for Ancora submitted a request for Norfolk Southern’s Director Questionnaire to the Corporate Secretary of the Company relating to the 2024 Annual Meeting, in accordance with Section 7 of the Bylaws. Norfolk Southern provided the Director Questionnaire through its outside counsel on November 17, 2024.

•	On November 28, 2023, Ancora delivered a Notice of Nomination of candidates for election to the Board and a shareholder proposal to be presented at the 2024 Annual Meeting (as supplemented on November 29, 2023, the “Notice”). The Notice nominated Ms. Nelda Connors and the Ancora Nominees and included the Bylaw Proposal, and was delivered to the Company’s Corporate Secretary and the Chair of the Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”) electronically and by hand delivery. In the Notice, Ancora indicated it was cooperating with, and had the support of, EdgePoint Investment Group, Inc., a Toronto, Canada-based investment management company.

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Between December 1, 2023 and December 12, 2023, counsel for Ancora and counsel for the Company worked to arrange a meeting between certain members of the Board and representatives from the Ancora Parties. The Company representatives requested that CEO Alan Shaw attend the proposed meeting, while the Ancora Parties requested to meet only with the Board members. The Company representatives agreed that the proposed meeting was to include representatives from the Ancora Parties and members of the Board.

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•	On December 14, 2023, James Chadwick, Conor Sweeney, Gilbert Lamphere and Allison Landry, representing the Ancora Parties, conducted a video meeting with Board Chair Amy Miles and directors Claude Mongeau and Colm Kelleher, each an independent member of the Board, to discuss Norfolk Southern’s recent strategy and performance.

•	Between December 19, 2023 and December 27, 2023, counsel for Ancora and counsel for the Company worked to schedule a video meeting between certain members of the Norfolk Southern management team and representatives from the Ancora Parties.

•	On January 4, 2024, James Chadwick, Conor Sweeney, Gilbert Lamphere, Allison Landry, Sameh Fahmy, Jim Barber and David Dealy, representing from the Ancora Parties, conducted a video meeting with CEO Alan Shaw, Executive Vice President and Chief Financial Officer Mark George, Vice President for Integrated Resource Planning Chris Ceraso, and Executive Vice President and Chief Operating Officer Paul Duncan, representing Norfolk Southern’s management team, to discuss the Company’s recent operational performance and future plans, specifically the implementation strategy with respect to scheduled railroading.

•	On January 12, 2024, counsel for Ancora and counsel for the Company agreed to schedule a further meeting between certain representatives of Norfolk Southern and representatives of the Ancora Parties.

•	On January 21, 2024, James Chadwick, Conor Sweeney, Gilbert Lamphere, Allison Landry, Sameh Fahmy, Jim Barber and David Dealy, representing the Ancora Parties, conducted a video meeting with directors Amy Miles, Claude Mongeau and Colm Kelleher. The participants discussed the matters raised at the January 4, 2024 meeting between Norfolk Southern management and the Ancora Parties. The Ancora Parties’ representatives articulated that, following such discussions with management, they believed that significant Board and leadership changes were needed at Norfolk Southern.

•	On January 25, 2024, counsel for the Company contacted counsel for the Ancora Parties to request that the Ancora Nominees discuss certain matters with the Company’s existing leadership. Counsel for the Ancora Parties replied that the Ancora Nominees were available for a discussion with the existing leadership team.

•	On January 26, 2024, the Company disclosed in its fourth fiscal quarter and annual 2023 results. Compared with the performance of 2022, railway operating revenues in 2023 were down 5%, or $589 million, and railway operating expenses increased 17% to $9.3 billion, inclusive of a $1.1 billion charge associated with the East Palestine Derailment.

•	On January 29, 2024, counsel for the Company and counsel for the Ancora Parties began scheduling individual discussions between each of the Ancora Nominees and certain incumbent directors of the Board. During the course of the discussions, counsel for the Company relayed that the Board was already considering candidates to refresh the Board, and that CEO Alan Shaw had participated in all of the discussions with each of the potential Board nominees in connection with a planned Board refreshment. Counsel for the Ancora Parties relayed the investors’ position that the incumbent Board member discussions with each Ancora Nominees should not include CEO Alan Shaw.

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•	On January 31, 2024, a train struck and killed a Norfolk Southern engineer in Decatur, Alabama.

•	On February 2, 2024, counsel for the Ancora Parties again conveyed their client’s concern about the involvement of CEO Alan Shaw in the proposed discussions between the incumbent Board members and each Ancora Nominee. Counsel for the Ancora Parties stated that including members of management in discussions between incumbent and prospective Board members would be inconsistent with best corporate governance practices and also with the role of the Board in overseeing management.

•	On February 3, 2024, after further discussion between counsel for the Ancora Parties and counsel for the Company, the Board’s representatives agreed to hold a discussion with each Ancora Nominee without CEO Alan Shaw or any other Norfolk Southern members of management present.

•	On February 4 and February 5, 2024, the Ancora Nominees were individually interviewed by Amy Miles, Chair of the Board, Mitch Daniels, the outgoing Chair of Governance and Nominating Committee, and Jennifer Scanlon, the incoming Chair of Governance and Nominating Committee. Six of the meetings were held on Sunday, February 4, for 20 minutes each back to back, with two subsequent sequential 20 minute meetings held on February 5, 2024.

•	On February 9, 2024, James Chadwick and Conor Sweeney, representing the Ancora Parties, met with directors Amy Miles and Claude Mongeau. The Ancora Parties’ representatives emphasized that refreshing a majority of the Board, replacing CEO Alan Shaw and executing a new corporate strategy were urgently required. While agreeing that new voices on the Board might benefit Norfolk Southern, Directors Miles and Mongeau, on behalf of the Board, declined to endorse a significant strategy change or a majority reconstitution of the Board, and noted that the Board stood unanimously behand Mr. Shaw. As a potential settlement to the anticipated proxy contest leading up to the 2024 Annual Meeting, the Ancora Parties’ representatives offered to the members of the Board at the meeting that certain Ancora Nominees would join the Board and constitute a minority of the total directors, and that the Board would commit to replace Alan Shaw as CEO.

•	On February 14, 2024, representatives of the Ancora Parties sent Board Chair Amy Miles a letter expressing deep concern about Norfolk Southern’s management team communications with key stakeholders. The letter included the following text expressing the opinion of the Ancora Parties:

We are troubled that the management team of Norfolk Southern seems to be trying to poison the well with key company stakeholders by scaring them about the consequences of a proxy contest with Ancora.

We are aware of a number of instances where members of the Norfolk Southern management team, including its CEO, have contacted the company’s regulators and customers to encourage them to publicly support the CEO in a proxy fight, warning them that our nominees would cause the company to have a worse relationship with them. These communications are harmful to the company, they unfairly disparage our highly qualified, independent nominees and they must stop.

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Whatever form the board takes and regardless of its composition, Norfolk Southern will need to maintain a positive relationship with its various stakeholders. Our nominees are committed to prioritizing safety and supporting the company’s relationship with its regulators, customers, employees and other stakeholders. Suggesting otherwise reflects a scorched-earth approach to insulate management from accountability that undermines the company’s vital interest in maintaining those critical relationships.

•

On February 20, 2024, the Participants filed an investor presentation titled “The Case for Leadership, Safety and Strategy Changes at Norfolk Southern” as well as a press release announcing the Ancora Parties’ priorities and introducing the Ancora Nominees. The press release also announced the Ancora Parties’ intention that Mr. Barber replace Alan Shaw as CEO and that Jamie Boychuk, a career railroader and former executive at CSX Corporation (“CSX”), be appointed as the new Chief Operating Officer (“COO”) of Norfolk Southern as expeditiously as possible. Also on February 20, 2024, James Chadwick representing the Ancora Parties appeared on CNBC to discuss the issues facing Norfolk Southern and the Ancora Parties’ plan for change to improve the Company, including the election of all of the independent Ancora Nominees.

•	On February 20, 2024, Norfolk Southern issued a public statement and published a communication to its employees reiterating its commitment to the Company’s strategy that was deployed in December 2022.

•	On February 22, 2024, the Participants issued a press release reinforcing its commitment to safety at Norfolk Southern and reiterating its concerns regarding the track record of CEO Alan Shaw. The press release expressed Ancora’s concern about the Company’s millions of dollars of spending on lobbyists and questioned whether this money would be better spent on safety initiatives.

•	On February 26, 2024, Norfolk Southern filed its preliminary Proxy Statement with the SEC and issued a press release, proposing eleven incumbent directors and two new nominees for election at the 2024 Annual Meeting. The incumbent Board confirmed its unanimous support for the Company’s existing strategy and CEO Alan Shaw’s leadership.

•	On February 29, 2024, CEO Alan Shaw spoke at a shipper conference and reiterated his commitment to the Company’s existing strategy.

•	On March 1, 2024, the Ancora Parties sent a public letter to Board Chair Amy Miles questioning CEO Alan Shaw’s influence over the Board. The letter noted the Board’s decision to increase Mr. Shaw’s compensation in 2023, even after the East Palestine Derailment. The Ancora Parties reiterated their concerns, previously expressed in a February 14, 2024 letter to Board Chair Miles, that Company representatives were engaging with outside stakeholders in a way that could damage the Company in the long term. The Ancora Parties called for a “contest defined by a transparent articulation of facts and ideas.”

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•	On March 2, 2024, three Norfolk Southern trains were involved in a collision and derailment in Lower Saucon Township, Pennsylvania, spilling train cars down an embankment leading to the Lehigh River (the “Lehigh River Derailment”). The Ancora Parties released a statement regarding the Lehigh River Derailment, expressing ongoing concern over the Company’s safety record and stating that the Ancora Nominees “are unanimous in their view that Norfolk Southern must become a safer and more reliable railroad before it can ever reach its full potential.” The release called for the immediate termination of CEO Alan Shaw, as well as Board reconstitution with the Ancora Nominees.

•

On March 4, 2024, the Ancora Parties and the other Participants filed a preliminary Proxy Statement with the SEC in connection with the solicitation of proxies from the Shareholders with respect to the 2024 Annual Meeting.

•

On March 5, 2024, the Ancora Parties, through its counsel, transmitted to the Company a letter requesting shareholder list materials pursuant to Sections 13-661 and 13-771 of the Virginia Stock Corporation Act (as amended from time to time, the “VSCA”).

•

On March 6, 2024, the United States Senate held a hearing with the Jennifer Homendy, the Chair of National Transportation Safety Board (the “NTSB”). At that hearing, the Chair of the NTSB stated that the statement from Senator J. D. Vance was correct when he stated that “Norfolk Southern’s contractor’s reccomendation to conduct a controlled burn lack[ed] sufficient scientific basis, disregarded available tempurature data and contradicted expert fedback from the shipping firm on site.”

•	On March 6, 2024, in the CERCLA Action, the U.S. District Court for the Northern District of Ohio found that Norfolk Southern failed to state a claim to hold seven other companies liable in connection with East Palestine Derailment.

•

On March 6, 2024, counsel for the Ancora Parties proposed to counsel for the Company that the Board meet with Jim Barber and Jamie Boychuk, who the Ancora Parties’ had proposed that the Board consider for CEO and COO candidates after the 2024 Annual Meeting.

On March 7, 2024, the Ancora Nominees issued a white paper (the “White Paper”) and statement regarding the present and ongoing safety practices, protocols, culture and leadership of the Company. The White Paper detailed several areas of concern to the Ancora Nominees regarding the Lehigh River Derailment, their recommendations on how similar derailments might be avoided and the priorities of the Ancora Nominees with regard to changes to the Company’s operations.

•

On March 8, 2024, Board Chair Amy Miles sent an email to James Chadwick representing the Ancora Parties, stating that the Board did not believe it would be “productive” to meet with Mr. Barber and Mr. Boychuk, as the Board had already met with Mr. Barber in his capacity as an Ancora Nominee, and that Mr. Boychuk “is well known” to the Board and the railroad industry.

•	On March 11, 2024, Senator Sherrod Brown visited East Palestine and declared, in relevant part, that “everyone involved in the [East Palestine Derailment] needs to be held accountable.”

•

On March 18, 2024, James Chadwick representing the Ancora Parties sent another letter to Board Chair Amy Miles, expressing again concern about the engagement by management and management’s representatives with outside stakeholders and the detrimental effects these discussions could have on Norfolk Southern. In addition, the letter repeated to Chair Miles the Ancora Parties’ concern regarding information they had learned. In particular, the Ancora Parties shared that an adjudicator appointed by the Canadian Arbitration Board found that allegations of verbal abuse by Mr. Orr were credible.

•

On March 19, 2024, Board Chair Amy Miles called Mr. Chadwick to inform the Ancora Parties that the Company intended to hire John Orr as COO of the Company. She then mentioned that the Board was willing to add “a couple” of Ancora Nominees to the Board, mirroring the conversation that Mr. Chadwick and Mr. Sweeney had with Chair Miles and Director Claude Mongeau on February 9, 2024. The Ancora Parties did not view this passing reference as a significant strategy change or as entry into serious settlement discussions with the Ancora Parties.

•

On March 20, 2024, the Ancora Parties issued a statement regarding the Company’s appointment of John Orr as COO, expressing concern regarding the consideration given by Norfolk Southern to Canadian Pacific Kansas City Ltd. (“CPKC”). CPKC and Norfolk Southern each released press releases in which they stated that Norfolk Southern agreed to, in exchange for hiring John Orr, make a one-time payment of $25 million and provide certain commercial and opereational considerations related to the Meridian Speedway and the Meridian Terminal to CPKC. The press releases also stated that Norfolk Southern agreed to abide by temporary non-solicitation and non-hire provisions regarding a shortlist of CPKC employees.

•

On March 20, 2024, Ms. Nelda Connors informed Ancora that due to a pressing and time sensitive development at another business she is involved in, which requires a meaningful amount of her attention, she determined it was necessary to withdraw from being a nominee for election to the board of Norfolk Southern.

•	On March 20, 2024, the Ancora Parties informed the Company of Ms. Connors’ withdrawal from the Ancora Parties’ slate of director candidates.
•	On March 20, 2024, the Company filed its Definitive Proxy Statement.

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REASONS FOR THE SOLICITATION

Ancora is an Ohio-based financial services firm that manages nearly $9 billion in assets for individuals and institutions, such as public pension plans. We were founded by an Ohioan to serve the financial planning and retirement needs of Ohioans and other investors. We have a proud connection to our local community, and we have made a sizable investment in Norfolk Southern because we believe the Company can deliver better financial returns to its shareholders while enhancing performance and being held accountable for its failed strategy and the impact it has had on the communities in which it operates.

East Palestine is a short drive from Ancora’s offices, meaning we have friends and loved ones directly impacted by last year’s derailment. We believe this costly tragedy, as well as management’s seemingly tone-deaf response following the derailment, reflects the Company’s lack of accountability, which extends to and is reflected in its sustained record of financial underperformance, operational issues and safety lapses. We spent recent months trying to maintain a productive, private dialogue with the Board about the need for a new CEO, the adoption of a new strategy and other actions that can restore the confidence of employees, customers, shareholders and the communities that Norfolk Southern’s trains run through. Unfortunately, despite our best efforts to privately collaborate, the Board has not embraced our proposal for meaningful change.

Based on our extensive analysis of Norfolk Southern and discussions with scores of stakeholders, we firmly believe the case for changes in leadership and strategy at the Company is equal parts clear and urgent. We have, and further intend to, lay out the facts pertaining to Norfolk Southern’s ineffective governance, lagging operations, poor financial performance and troubling safety record over the course of our campaign. Our strategic objectives to enhance shareholder value and improve operations include:

•	The appointment of a trusted and qualified CEO whose interests are aligned with those of shareholders and other stakeholders – not a 30-year insider, like Mr. Shaw, whose background is in marketing rather than operations – as well as other leadership improvements.

•	The adoption of a true, industry-proven scheduled railroading strategy that prioritizes reliability and safety, which other industry participants have shown to have safety and efficiency benefits, that would replace the current strategy that has resulted in some of the industry’s worst performance and the only recent major derailment.

•	A reconstitution of Norfolk Southern’s Board with the highly qualified candidates that we privately proposed and made available for interviews. The Company’s directors, some of whom have longstanding ties to the Company and its management team, should not be allowed to pick their own successors.

•	Norfolk Southern’s employees should directly benefit from better leadership and a strategy that yields more predictable working hours. According to the Company’s Definitive Proxy Statement, the ratio of the annual compensation of CEO Alan Shaw to the to the median annual compensation of the Company’s other employees in 2023 was estimated to be 109 to 1.

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•	Norfolk Southern’s customers should know they have a dependable partner that is consistently improving and modernizing its services.

•	The satisfaction of all obligations stemming from the East Palestine Derailment.

We selected our fit-for-purpose slate of director candidates and proposed CEO, Jim Barber, because they are uniquely suited to guide Norfolk Southern through a transition and execute on a value-enhancing strategy. Mr. Barber, who was Chief Operating Officer of United Parcel Service, Inc., one of the world’s largest package delivery companies, would bring the experience of a logistics and networks expert and the perspective of a long-term Norfolk Southern customer to the role of CEO. He would be overseen and held accountable by a Board that includes scheduled railroading experts, former CEOs, former regulators and lawmakers, and financial experts. We contend the election of the Ancora Nominees would result in the type of action-oriented and well-rounded Board that the Company’s shareholders and other stakeholders deserve.

We intend to run a facts-based and idea-driven proxy contest. We look forward to sharing additional analyses, a 100-day transition plan and an alternative operating strategy in the lead-up to the 2024 Annual Meeting.

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PROPOSAL 1

ELECTION OF DIRECTORS

According to the Company’s Definitive Proxy Statement, the Board currently consists of thirteen directors, each elected annually by the Shareholders or, as vacancies arise, by the remaining Board members or the Shareholders. We are seeking your support at the 2024 Annual Meeting to elect the following Ancora Nominees, each for a term of one year, to serve until their respective successors are elected and qualified: Betsy Atkins, James Barber, Jr., William Clyburn, Jr., Sameh Fahmy, John Kasich, Gilbert Lamphere and Allison Landry.

Assuming the Ancora Nominees receive sufficient votes to be elected to the Board, your vote to elect the Ancora Nominees will have the legal effect of replacing certain incumbent directors of the Company with the Ancora Nominees. If all our Ancora Nominees are elected, the Ancora Nominees together will represent a majority of the thirteen members of the Board.

There is no assurance that any incumbent director will serve as a director if elected to the Board. You should refer to the Company’s Definitive Proxy Statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect all of the Ancora Nominees. We have previously provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of the director nominees other than the Company’s nominees.

THE ANCORA NOMINEES

The following description sets forth the name, age, present principal occupation and employment and material occupations, positions, offices or employments for the past five (5) years of the Ancora Nominees. The nomination of the Ancora Nominees was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Ancora Nominees should serve as directors of the Company are also set forth below. This information has been furnished to us by the Ancora Nominees. Each of the Ancora Nominees, except for Mr. Fahmy, is a citizen of the United States of America. Mr. Fahmy is a citizen of Canada.

Betsy Atkins, age 69, has been the CEO and Founder of Baja Corporation, an independent venture capital firm focused on software, technology, energy, life sciences and healthcare, as well as digital transformation and technology enablement, since 1994. Ms. Atkins currently serves on the boards of SL Green Realty Corp. (since 2015), Solaredge Technologies, Inc. (since 2021), Enovix Corporation (since 2021), Wynn Resorts Ltd. (since 2018), Rackspace Technology, Inc. (since 2023); if elected, Ms. Atkins intends to reduce her other board commitments so that she is a director at five or fewer publicly-traded companies. Ms. Atkins served as the CEO and Chairman of SaaS Company Clear Standards, Inc., an energy management and sustainability software company, until its acquisition by SAP. She was also the CEO and Chairman of NCI, Inc., a functional food/nutraceutical company. Ms. Atkins served as CEO of Key Supercomputer Labs, focused on seismic analytics and sustainability insights, applying AI machine learning technology to pinpoint hydrocarbon reserves using predictive and prescriptive analytics. She was also the Co-founder, Executive Vice President for Sales, Marketing, Professional Services and International Operations of Ascend Communications, until its acquisition by Lucent Technologies.

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Ms. Atkins served as a director of Covetrus, Inc. (until 2019), Schneider Electric, SA (until 2019), Cognizant Technology Solutions Corporation (until 2018), HD Supply, Inc. (until 2018), and Volvo Car Corporation (until 2022). Ms. Atkins has also served in a variety of significant roles advising information technology companies. She is Chair of the Google Cloud Advisory Board. Betsy was Chairman of the Board for GlobalLogic, a company that specializes in digital product engineering services, from ideation to design and delivery, and integrates design and engineering prowess to help businesses in all industries create transformative, user-centric, data-driven digital experiences to better engage their customers and generate new revenue streams. Additionally, she served as the Chairman of the Advisory Board of SAP.

Ms. Atkins is a corporate governance expert with extensive experience in executive leadership roles and serving on boards throughout the financial services, information technology, hospitality, logistics, healthcare, auto, manufacturing, restaurant and retail industries. Ms. Atkins brings an operational perspective which focuses on taking friction out of the consumer experience. She leverages broad contemporary knowledge of digital technology to reduce costs, drive efficiency and productivity using AI machine learning analytics to streamline processes. Ms. Atkins holds a B.A. from the University of Massachusetts.

Ms. Atkins would be a valuable addition to the Company’s Board given her extensive executive leadership, corporate governance and operations experience in the transportation and technology industries.

As of the date hereof, Ms. Atkins does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

James Barber, Jr., age 63, currently serves on the Board of Directors of C.H. Robinson Worldwide, Inc., where he is a member of the Audit Committee. In addition, he serves on the Board of Directors of U.S. Foods Holding Corp., where he is a member of the Compensation and Human Capital Committee. His professional experience includes many roles at United Parcel Service, Inc. (“UPS”) over the course of a 35-year career that began as a delivery driver. Most recently, Mr. Barber served at senior leadership positions at UPS, starting in 2013 as President of Europe, Middle East and Africa, holding that position until he moved in 2015 to the President of UPS International and then later taking over in 2018 as the Chief Operating Officer of UPS, which position he held until 2020. Mr. Barber holds a Bachelor of Science in Finance from Auburn University.

Mr. Barber’s qualifications include, among other things, his significant experience in finance, strategic planning, corporate transactions and risk management from decades of work in shipping and logistics at UPS. This experience encompassed leadership positions in UPS’s Domestic and International business units as well as in Supply Chain Solutions, including both Global Freight Forwarding and Coyote Logistics, and provided valuable insights into key topics relevant to the Company’s business. Mr. Barber also has demonstrated experience in the areas of finance and accounting as well as growth strategies and operations. Mr. Barber meets the definition of an “Audit Committee Financial Expert” as established by the SEC. He was also a former Trustee at the UPS Foundation, a board member of UNICEF and formerly served on the board of the Folks Center for International Business at the University of South Carolina.

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Mr. Barber would be a valuable addition to the Board given his extensive executive leadership, corporate governance and strategy, audit and finance experience in the shipping, logistics and supply chain industries.

As of the date hereof, Mr. Barber does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

William Clyburn, Jr., age 57, is the founder and CEO of Clyburn Consulting, LLC, a business development and consulting firm in Washington, D.C. which advises Fortune 500 companies, municipalities, and associations on governmental issues and processes with a focus on transportation, telecommunications, and public health and safety. Mr. Clyburn was appointed to the U.S. Surface Transportation Board (“STB”) (formerly the Interstate Commerce Commission), a bipartisan, federal agency charged primarily with the economic regulation of the railroad industry, by President Clinton in 1998. Mr. Clyburn was confirmed unanimously by the United States Senate and served until December 31, 2001. While a Commissioner on the STB, Mr. Clyburn voted for a 15-month moratorium, suspending all major freight rail mergers until the STB promulgated updated merger rules to address the new rail industry paradigm; voted on the comprehensive rules regarding major freight rail merger transactions that are currently in effect; and was the deciding vote in a split decision enabling Kansas City Southern Railway (“KCS”) to pursue a Class I merger under 49 C.F.R. part 1180, subpart A (the merger rules in effect before July 11, 2001) through a waiver with a rebuttable presumption. Subsequently in 2021, Mr. Clyburn, as CEO of Clyburn Consulting, submitted a Verified Statement and data to the STB supporting the KCS waiver in the Canadian Pacific/KCS control transaction. The STB final decision approving the waiver was consistent with Mr. Clyburn’s Verified Statement.

Mr. Clyburn also has direct experience facilitating constructive dialogue and remediation efforts between Norfolk Southern and community stakeholders. The January 2005 collision and derailment of a Norfolk Southern freight train carrying hazardous materials near Mr. Clyburn’s hometown of Aiken, South Carolina resulted in the immediate deaths of nine people and significant health, property and business damages in the following months. Mr. Clyburn’s railroad and policy experience, alongside his community relationships, helped re-build trust between the railroad and their stakeholders through a series of engagements and dialogue.

Mr. Clyburn has experience in all three branches of government and understands the myriad legislative, regulatory and executive branch dynamics that impact businesses and their missions. During his over 30-year career in Washington, DC, he has developed an extensive bipartisan network among members and senior staff at both the Federal and State level. Mr. Clyburn was the transportation counsel to the U.S. Senate Commerce Subcommittee on Surface Transportation, which had jurisdiction over the statutory framework creating the STB. He also served as commerce counsel to former U.S. Senator Chuck Robb from Virginia, overseeing all transportation matters for the Senator when both Norfolk Southern and CSX railroads were headquartered in Virginia. Mr. Clyburn held the position of law clerk for the Honorable Rodney A. Peeples, Circuit Court Judge for the Second and Ninth Circuits of South Carolina. He holds a Bachelor of Science in Ceramic Engineering from the Georgia Institute of Technology and a Juris Doctor from the University of South Carolina.

Mr. Clyburn would be a valuable addition to the Board given his extensive legislative and regulatory experience (with a focus on the railroad industry) stemming from his 30-year career in Washington, D.C.

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As of the date hereof, Mr. Clyburn does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

Sameh Fahmy, age 72, is a former executive vice president of precision scheduled railroading at KCS, where he led the implementation of KCS’s precision scheduled railroading methodology, which resulted in significant improvement in network fluidity, better service, fewer assets and lower cost. Prior to that, Mr. Fahmy served as a consultant at CSX Transportation (“CSX Transportation”), where he worked to optimize CSX Transportation’s mechanical and engineering departments. Mr. Fahmy previously spent three years at GE Transportation in strategy, product architecture and pricing. Before that, Mr. Fahmy spent 23 years at Canadian National Railway Company (“CN”), most recently as senior vice president engineering, mechanical and supply management, where he oversaw the mechanical and engineering functions, improving their safety record, reducing expense and train delays and increasing freight car and locomotive availability, as well at leading a 4-year fuel efficiency drive. Prior to CN, Mr. Fahmy worked at the Association of American Railroads and Amtrak. As a director at Rumo Railway, Mr. Fahmy chaired the subcommittee on Operations, where he brought his expertise in safety, precision scheduled railroading methodology, engineering and energy optimization to the board of directors for modernization of Rumo Railway’s operations.

Mr. Fahmy holds a Bachelor’s degree in Engineering from McGill University as well as an MBA from McGill University. Mr. Fahmy is also a Chartered Professional Accountant. Mr. Fahmy’s qualifications include, among other things, his significant experience in the railroad industry.

Mr. Fahmy would be a valuable addition to the board given his extensive safety, supply management, engineering, mechanical and precision scheduling experience in the rail industry.

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As of the date hereof, Mr. Fahmy owns 3,000 shares of Common Stock. For information regarding Mr. Fahmy’s transactions in securities of the Company during the past two years, please see Schedule I.

John Kasich, age 71, served as the 69th Governor of Ohio from 2011 to 2019. Governor Kasich currently manages the Kasich Company, a consulting firm focusing on issues at the intersection of the public and private sectors, an analyst for MSNBC and NBC News, and serves as a fellow at the Bipartisan Policy Center and the Committee for a Responsible Federal Budget.

Governing the seventh largest state, his administration significantly improved the business climate of the state by cutting a record $5 billion in taxes, reducing needless red tape and regulations, streamlining operations, and creating a private economic development entity called JobsOhio.

Kasich served as a member of Congress for 18 years. He was elected to the U.S. House at just 30 years old, after having become the youngest state senator in Ohio history. He went on to become the chairman of the House Budget Committee and was a chief architect of achieving a balanced federal budget for four years.

After leaving Congress in 2000, Gov. Kasich worked as a managing director in the Investment Banking Division of Lehman Brothers, where he helped companies secure the resources they needed to succeed and create jobs. In addition, Kasich served on multiple boards, including Worthington Industries, Invacare and Instinet. He currently serves as an advisor to Vora Ventures and the Invotek Group. He also was a Republican candidate for the presidential nomination in 2000 and 2016. He is a graduate of The Ohio State University, where he also served as a Presidential Fellow.

Mr. Kasich would be a valuable addition to the Board given his time serving as the 69th Governor of Ohio and as a member of Congress from central Ohio for 18 years where he was also Chairman of the House Budget Committee.

As of the date hereof, Mr. Kasich does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

Gilbert Lamphere, age 71, is the original financier of Precision Scheduled Railroading, the strategy that revolutionized how freight railroads are run in the U.S. and Canada. Mr. Lamphere is the former Chairman of the Illinois Central Railway, was the Co-Founder of MidSouth Rail Corporation and is a former board member of CN, where he was the Chair of the Finance Committee. Mr. Lamphere has also served as a board member of CSX, where he was on the Operations Committee, Florida East Coast Railway and Patriot Rail, where he was the Chairman. Mr. Lamphere led teams and boards of directors that bought and managed operations at Illinois Central, MidSouth, CN and Florida East Coast, with alumni leading Canadian Pacific Railway, CSX and Southern Pacific Railroad. Most recently, Mr. Lamphere was Chairman of MidRail Corporation.

Prior to his career in railroading, Mr. Lamphere headed four successive, operationally-focused private equity firms following five years in the Mergers & Acquisitions group at Morgan Stanley where he was Vice President. In addition to the railroads described above, Mr. Lamphere has been a board member of several public companies including Recognition Equipment, where he was Chairman; Cleveland Cliffs; R.P. Scherer; Global Natural Resources; Sylvan Inc.; and Lincoln Snacks. Mr. Lamphere was also a board member of the Fremont Group (Bechtel Family), an investment and operating company with over $9 billion in assets, where he co-headed the raising and management of Fremont Group’s first $605 million private equity fund.

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Mr. Lamphere has been an Overseer of the Harvard School of Business Administration, a Trustee of the New York City Parks Foundation and Chairman of three educational institutions: Deerfield Academy in Massachusetts, Nightingale-Bamford in New York and the Hamlin School in San Francisco. He was Chairman of Princeton University’s 1000-person Development Leadership Council spanning two capital campaigns. He is currently on the Advisory Board of the Department of Psychiatry and Behavioral Sciences of Johns Hopkins Medicine. Mr. Lamphere graduated from Princeton University in 1974 and from Harvard Business School in 1976 where he was a Baker Scholar and awarded the Loeb Roades Fellow Finance prize.

Mr. Lamphere would be a valuable addition to the Board given his extensive experience serving as a founder, public company board member with operations, financial, strategic and safety experience across influential companies in the railroad and transportation industries.

As of the date hereof, Mr. Lamphere owns 1,200 shares of Common Stock. For information regarding Mr. Lamphere’s transactions in securities of the Company during the past two years, please see Schedule I.

Allison Landry, age 44, currently serves on the Board of Directors of XPO, Inc. where she is Chair of the Nominating, Corporate Governance and Sustainability Committee and a member of the Compensation Committee and Operational Excellence Committee. Additionally, she serves as a Strategic Advisor and member of the Windrose Technology Advisory Board. Prior to that, Ms. Landry spent 16 years at Credit Suisse, where she was the lead equity research analyst for the U.S. Transportation sector, covering Class I railroads, trucking, parcel/airfreight and logistics. Ms. Landry holds a B.A. from College of the Holy Cross in Psychology and an M.B.A. from Boston University’s Questrom School of Business. Ms. Landry’s qualifications include, among other things, her significant experience in the transportation sector, equity markets and research and analysis from more than 15 years working in investments, financial analysis and valuation.

Ms. Landry would be a valuable addition to the Board given her extensive corporate governance, compensation and finance experience in the transportation and logistics industries.

As of the date hereof, Ms. Landry does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

The Ancora Parties have no knowledge of any facts that would prevent the determination by the Board that each Ancora Nominee, if elected as a director of the Company, would qualify as, an “independent director” within the meaning of (i) New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

Notwithstanding the foregoing, we acknowledge that no director of an NYSE-listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if any Ancora Nominee is elected, the determination of such Ancora Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Ancora Nominee is, or would be, a member of the Company’s compensation, nominating or audit committee that is, or would not be, not independent under any such committee’s applicable independence standards. Each of the Ancora Nominees satisfies all qualifications required by the VSCA to be a director of the Company.

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Other than as stated in this Proxy Statement and accompanying materials, there are no arrangements or understandings among the Participants or any other person or persons pursuant to which the nomination of the Ancora Nominees described herein is to be made, other than the consent by each of the Ancora Nominees to be named as a nominee in any proxy statement relating to the 2024 Annual Meeting and to serve as a director of the Company if elected as such at the 2024 Annual Meeting.

INTERESTS IN THE SOLICITATION

The Ancora Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the Ancora Nominees will receive from the Company as a director, if elected to the Board, and as described below. We expect that the Ancora Nominees, if elected, will be indemnified for their service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Restated Articles of Incorporation, dated as of September 5, 1997 (as amended, modified or supplemented from time to time thereafter, the “Articles”) and be covered by the policy of insurance which insures the Company’s directors and officers.

Other than as set forth in this Proxy Statement, including in Annex A and Schedule I (which are incorporated herein by reference), no Participant, or any associate of any Participant, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2024 Annual Meeting.

Arrangements among the Participants

In consideration of each Ancora Nominee’s (other than Mr. Kasich’s) agreement (each, a “Engagement and Indemnification Agreement”) to be a member of the group of Ancora Nominees for election to the Board, Ancora Alternatives LLC (“Ancora Alternatives”) has agreed to pay each such Nominee, at or following the submission of the Notice, $50,000 so long as each Nominee stands as a nominee of the Ancora Parties for election to the Board at the 2024 Annual Meeting, is named in the Ancora Parties’ solicitation materials, serves as a director if elected and coordinates with the Ancora Parties in connection with any public disclosures or litigation relating to the solicitation (the “Nominee Responsibilities”). Mr. Kasich was paid $50,000 upon execution of his Engagement and Indemnification Agreement, is required to repay up to $25,000 if he decides to withdraw as an Ancora Nominee prior to May 1, 2024 and will receive an additional $25,000 upon the earliest to occur of his election or appointment, failure to be elected or withdrawal at the election of the Ancora Parties. Mr. Kasich is required to abide by the Nominee Responsibilities, and will receive a per diem fee of $5,000 for certain meetings relating to the proxy solicitation.

Pursuant to the Engagement and Indemnification Agreements, the Ancora Parties have also agreed to indemnify each Ancora Nominee against any losses suffered, incurred or sustained by such Nominee in connection with certain indemnifiable events and to reimburse each Ancora Nominee for reasonable out-of-pocket travel expenses and those incurred in connection with legal counsel retained to represent such nominee in connection with being an Ancora Nominee.

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As previously disclosed, Ancora has identified Mr. Barber as a candidate for chief executive officer of Norfolk Southern.

According to the Company’s Definitive Proxy Statement, a plurality of votes cast is the voting standard for the election of directors.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE ANCORA NOMINEES AND “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES.

WE MAKE NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF THE ACCEPTABLE COMPANY NOMINEES.

WE INTEND TO VOTE “FOR” THE ELECTION OF THE ANCORA NOMINEES AND TO “WITHHOLD” ON THE ELECTION OF THE ACCEPTABLE COMPANY NOMINEES AND TO “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES.

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PROPOSAL 2

RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s Definitive Proxy Statement asks Shareholders to ratify the appointment of KPMG LLP as Norfolk Southern’s independent registered public accounting firm for 2024. The Audit Committee of the Board has appointed KPMG LLP, an independent registered public accounting firm, to perform the integrated audit of the Company’s consolidated financial statements and internal control over financial reporting for 2024. KPMG and its predecessors have been the Company’s external auditor since 1982.

According to the Company’s Definitive Proxy Statement, representatives of KPMG LLP are expected to attend the 2024 Annual Meeting. They will have the opportunity to make a statement, if they so desire, and be available to respond to appropriate questions.

According to the Company’s Definitive Proxy Statement, a majority of votes cast is the voting standard for approval of the Auditor Proposal. Additional information regarding Auditor Proposal is contained in the Company’s Definitive Proxy Statement.

WE RECOMMEND YOU TO VOTE “FOR” THE AUDITOR PROPOSAL. WE INTEND TO VOTE “FOR” THE AUDITOR PROPOSAL.

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PROPOSAL 3

ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Company’s Definitive Proxy Statement asks Shareholders to vote to support the compensation of the Company’s named executive officers for the fiscal year ending December 31, 2024. According to the Company’s Definitive Proxy Statement, although this vote is advisory and therefore not binding on the Board, the Human Capital Management and Compensation Committee of the Board will consider the results of the vote in evaluating Norfolk Southern’s executive compensation program in the future.

According to the Company’s Definitive Proxy Statement, a majority of votes cast is the voting standard for approval of the Compensation Proposal. Additional information regarding the Compensation Proposal is contained in the Company’s Definitive Proxy Statement.

We make no recommendation with respect to the Compensation Proposal.

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PROPOSAL 4

SHAREHOLDER PROPOSAL REGARDING AN ANNUAL REPORT ON LOBBYING ACTIVITIES, POLICIES AND COMMUNICATIONS

According to the Company’s Definitive Proxy Statement, the Lobbying Proposal will be voted on at the 2024 Annual Meeting if properly presented by or on behalf of its proponent Shareholder. We refer Shareholders to the Company’s Definitive Proxy statement for additional information with respect to the Lobbying Proposal.

According to the Company’s Definitive Proxy Statement the proposed text of the Lobbying Proposal is as follows:

“Resolved, Shareholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Norfolk Southern used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Norfolk Southern’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

A “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Norfolk Southern is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Government and Nominating Committee and posted on Norfolk Southern’s website.”

According to the Company’s Definitive Proxy Statement, a majority of votes cast is the voting standard for approval of the Lobbying Proposal. Additional information regarding the Lobbying Proposal is contained in the Company’s Definitive Proxy Statement.

We make no recommendation with respect to the Lobbying Proposal.

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PROPOSAL 5

BYLAW PROPOSAL

The Shareholders are being asked to adopt the Bylaw Proposal which would repeal each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Shareholders subsequent to July 25, 2023, which is the date of the most recent publicly available amendment to the Bylaws, and up to and including the date of the 2024 Annual Meeting.

Neither the Company’s Bylaws nor the Articles provide for specific requirements as to the approval threshold for Shareholder amendments to the Bylaws. Section 13.1-714 of the VSCA provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws. Section 13.1-666 of the VSCA also provides that, if a quorum exists for a shareholder meeting, action on a matter is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action. See Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting under Proposal 1 – Voting and Proxy Procedures in this Proxy Statement for an explanation of quorum requirements.

We believe that in order to ensure that the will of the Shareholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of, or amendment to, the Bylaws unilaterally adopted by the Board after the date of the most recent publicly disclosed Bylaws, which is July 25, 2023. At the time of submission of this Bylaw Proposal, we are not aware of any specific amendments to the Bylaws that would be repealed by the adoption of the Bylaw Proposal.

The Shareholders are therefore being asked to adopt a resolution that would repeal any provision of the Bylaws or amendment to the Bylaws that the Board adopted or adopts without the approval of the Shareholders after July 25, 2023, and up to, and including, the date of the 2024 Annual Meeting, including, without limitation, any amendments that the Board has adopted without public disclosure, or that the Board might adopt in an effort to: impede the effectiveness of the nomination of the Ancora Nominees, negatively impact the our ability to solicit and/or obtain proxies from Shareholders, contravene the will of Shareholders expressed in those proxies, or modify the Company’s corporate governance regime.

Accordingly, we urge Shareholders to approve the following resolution:

“RESOLVED, that each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the shareholders of the Company subsequent to July 25, 2023 (the date of the most recent publicly-disclosed Bylaws) and up to and including the date of this meeting of shareholders at which this resolution is being proposed, be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s shareholders.”

The Bylaw Proposal is binding on the Company. According to the Company’s Definitive Proxy Statement, a majority of votes cast is the voting standard for approval of the Bylaw Proposal.

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WE STRONGLY URGE YOU TO VOTE “FOR” THE BYLAW PROPOSAL. WE INTEND TO VOTE “FOR” THE BYLAW PROPOSAL.

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NO APPRAISAL OR DISSENTER’S RIGHTS

Shareholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2024 Annual Meeting.

VOTING AND PROXY PROCEDURES

Only Shareholders of record on the Record Date will be entitled to notice of and to vote at the 2024 Annual Meeting. Each share of Common Stock is entitled to one vote. Shareholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the 2024 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the 2024 Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards or BLUE voting instruction forms will be voted at the 2024 Annual Meeting as marked. If no instructions are given as to any item, your proxy will be deemed to have given a direction with respect to all of the shares of Common Stock represented by BLUE proxy cards or BLUE voting instruction forms to vote “FOR” the election of the Ancora Nominees, “WITHHOLD” on the election of the Opposed Company Nominees, “WITHHOLD” the election of the Acceptable Company Nominees, “FOR” the Auditor Proposal, “FOR” the Bylaw Proposal and  “ABSTAIN” with respect to the Compensation Proposal and Lobbying Proposal. The proxy holders will also exercise their discretion as to other matters that may properly come before the 2024 Annual Meeting, subject to applicable law.

The Ancora Parties and Norfolk Southern will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to thirteen nominees on the Ancora Parties’ enclosed BLUE proxy card or BLUE voting instruction form. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote.

In connection with the Nomination Proposal, Shareholders are permitted to vote for less than thirteen nominees or for any combination (up to thirteen total) of the Ancora Nominees and the Company’s nominees on the BLUE proxy card or BLUE voting instruction form. We therefore urge Shareholders using our BLUE proxy card or BLUE voting instruction form to vote “FOR” all of the Ancora Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN THIRTEEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED.

In the event that we withdraw our nomination of the Ancora Nominees or abandon its solicitation, any votes cast in favor of the Ancora Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s WHITE proxy card or voting instruction form or our BLUE proxy card or BLUE voting instruction form.

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With respect to votes cast in favor of the Company’s nominees or on matters other than the election of directors, in the event that we withdraw our nomination of the Ancora Nominees or abandon our solicitation, we will still submit such votes to the independent inspector.

Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting

A quorum of Shareholders is necessary to hold a valid shareholder meeting. According to the Company’s Definitive Proxy Statement, the presence of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the 2024 Annual Meeting is necessary to constitute a quorum.

If a share of Common Stock is represented for any purpose at the Annual Meeting, according to the Company’s Definitive Proxy Statement, it is deemed to be present for the transaction of all business. Withhold votes, abstentions and “broker non-votes” (as defined below) are counted as present and entitled to vote for purposes of determining a quorum.

At the close of business on the Record Date, there were 246,214,662 shares of Common Stock outstanding of those shares, 225,893,885 shares of Common Stock were owned by shareholders entitled to one vote per share, the remaining 20,320,777 shares of Common Stock were held by the Company’s wholly owned subsidiaries, which are not entitled to be voted under Virginia Law. The Company’s Definitive Proxy Statement states that, the presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the 2024 Annual Meeting is necessary to constitute a quorum.

If there is no quorum, we expect that the chairman of the meeting or the Shareholders holding a majority of the shares present at the 2024 Annual Meeting will adjourn the 2024 Annual Meeting to another date.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions. According to the Company’s Definitive Proxy Statement, under applicable rules and interpretations, brokers will not have discretionary authority to vote on any of the other Proposals at the 2024 Annual Meeting if we provide Shareholders holding their shares in street name with a blue proxy card or blue voting instruction form. A broker’s inability to vote with respect to the non-discretionary matters for which the broker has not received voting instructions from the beneficial owner is referred to as a “broker non-vote.” As a result, if you hold your shares in street name and you do not instruct your broker, bank or other such holder how to vote your shares, no votes will be cast on your behalf on any of the Proposals. Therefore, it is critical that you indicate your vote on these Proposals if you want your vote to be counted.

We encourage you to vote promptly, even if you plan on attending the 2024 Annual Meeting.

Votes Required for Approval

What vote is required to elect the Ancora Nominees?

According to the Company’s Definitive Proxy Statement, in a contested election such as this one in which the number of nominees exceed the number of directors to be elected, directors shall be elected by the vote of a plurality of the votes properly cast at the election of directors, assuming a quorum is present. This rule means that, assuming that the Board remains the same size as it is currently, the thirteen director nominees who receive the highest number of shares voted “FOR” their election by the Shareholders will be elected to the Board. Votes withheld and broker non-votes are not counted as votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the director nominees receiving a plurality of votes. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum but will not be considered to have been voted for or against such nominee.

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How many shares of Common Stock must be voted in favor of the other Proposals described in this Proxy Statement?

The Company’s Definitive Proxy Statement disclosed that, the Auditor Proposal, the Compensation Proposal, the Lobbying Proposal and the Bylaw Proposal all require a majority of votes cast at the 2024 Annual Meeting, assuming there is a quorum at the 2024 Annual Meeting.

If other matters are properly brought before the 2024 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of the NYSE, the Articles, the Bylaws and Virginia law, as applicable.

The Company’s Definitive Proxy Statement disclosed that abstentions will be counted as shares present and entitled to vote at the Annual Meeting, but will not be counted as votes cast. Therefore, abstentions are anticipated to have no effect on the Bylaw Proposal, the Auditor Proposal, the Compensation Proposal or the Lobbying Proposal.

What should I do in order to vote for the Ancora Nominees in the Nominee Proposal and to vote in connection with the other Proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE voting instruction form.

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YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2024 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed BLUE proxy card or BLUE voting instruction form prior to the 2024 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2024 Annual Meeting, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2024 Annual Meeting.

If you sign and submit your BLUE proxy card or BLUE voting instruction form without specifying how you would like your shares of Common Stock voted, your shares will be voted as described in this Proxy Statement and in accordance with the discretion of the persons named on the BLUE proxy card or BLUE voting instruction form with respect to any other matters that may be voted upon at the 2024 Annual Meeting.

Revocation of Proxies

Shareholders may revoke their proxies at any time prior to exercise by attending and voting at the 2024 Annual Meeting (although attendance at the 2024 Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to us in care of D.F. King at the address set forth on the back cover of this Proxy Statement or to the Company at 650 West Peachtree Street, NW, Atlanta, Georgia 30308, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to us in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, D.F. King may use this information to contact Shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Ancora Nominees.

IF YOU WISH TO VOTE FOR THE ANCORA NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Ancora Parties. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of certain of the Ancora Parties and the Ancora Nominees, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Ancora Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

We have retained D.F. King to provide solicitation and advisory services in connection with the 2024 Annual Meeting. Compensation terms of this engagement of D.F. King include a fee of $100,000 upon execution of the engagement agreement with D.F. King, $150,000 upon the filing of our preliminary Proxy Statement, $250,000 upon the filing of our definitive Proxy Statement and an additional success fee of up to $500,000 if the Ancora Nominees are elected to the Board or placed on the Board through agreement with the Company. D.F. King is also entitled to reimbursement of reasonable expenses incurred in connection with the solicitation or the other services provided by D.F. King.

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Through D.F. King, we have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We intend to reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that D.F. King will employ approximately 75 persons to solicit Shareholders for the 2024 Annual Meeting.

The entire expense of soliciting proxies is being borne by the Participants. Costs of this solicitation of proxies are currently estimated to be approximately $7,000,000. D.F. King estimates that through the date hereof, its expenses in connection with this solicitation are approximately $300,000. Through the date hereof, other expenses in connection with this solicitation are approximately $2,700,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with this solicitation. Ancora intends to seek reimbursement from the Company for expenses that we incur in connection with the solicitation of proxies for the election of the Ancora Nominees to the Board at the 2024 Annual Meeting. We do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

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ADDITIONAL PARTICIPANT INFORMATION

Each of the following may be deemed to be participants (the “Participants”) in this solicitation under SEC rules: the Ancora Parties, meaning Ancora, Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), Ancora Bellator Fund, LP, a Delaware limited partnership (“Ancora Bellator”) and Ancora Impact Fund LP Series AA (“Ancora Impact AA”) and Ancora Impact Fund LP Series BB (“Ancora Impact BB,” which, together with Ancora Impact AA, is a series fund within Ancora Impact Fund LP) (collectively, Ancora, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst, Ancora Bellator, Ancora Impact AA and Ancora Impact BB, the “Ancora Funds”), Ancora Advisors LLC, a Nevada limited liability company (“Ancora Advisors”), The Ancora Group LLC, a Delaware limited liability company (“Ancora Group”), Ancora Family Wealth Advisors, LLC, an Ohio limited liability company (“Ancora Family Wealth”), Inverness Holdings LLC, a Delaware limited liability company (“Inverness Holdings”), Ancora Alternatives, an Ohio limited liability company, Ancora Holdings Group, LLC, a Delaware limited liability company (“Ancora Holdings”), and Frederick DiSanto, a citizen of the United States; and each of the Ancora Nominees: Betsy Atkins, James Barber, Jr., William Clyburn, Jr., Sameh Fahmy, John Kasich, Gilbert Lamphere and Allison Landry.

The Participants could be considered to have an interest in the Bylaw Proposal to the extent that the adoption of the Bylaw Proposal counteracts any unilateral adoption, amendment or repeal of the Bylaws by the Board that purports to impede the effectiveness of the nomination of the Ancora Nominees by (a) negatively impacting the ability to solicit and/or obtain proxies from Shareholders for the Ancora Nominees or the other Proposals, (b) contravening the will of the Shareholders expressed in those proxies or (c) modifying the Company’s corporate governance regime.

The Participants who own Common Stock directly or who indirectly beneficially own the Common Stock, as disclosed in this Proxy Statement, through their applicable interests in the Common Stock, bear economic exposure to fluctuations in the market price of the Common Stock and may therefore be deemed to have a direct or indirect interest in the Company’s securities and the outcome of each of the Proposals to the extent that the Proposals may have an effect on the market price of the Common Stock.

Ancora Alternatives may be deemed to have an interest in the shares of Common Stock owned directly and beneficially by each of the Ancora Funds by virtue of being the general partner and investment manager of each of the Ancora Funds. Ancora Group may be deemed to have an interest in the shares of Common Stock owned directly and beneficially by Ancora Advisors by virtue of being the sole member of Ancora Advisors. Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to have an interest in the shares of Common Stock beneficially owned by Ancora Family Wealth. Ancora Holdings, as the sole member of each of Ancora Alternatives, Ancora Group and Inverness Holdings, may be deemed to have an interest in the shares of Common Stock held directly and beneficially by each of Ancora Alternatives, Ancora Group and Inverness Holdings. Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to earn a pro-rata portion of any such incentive fee to which Ancora Advisors, Ancora Family Wealth and Ancora Alternatives may be entitled.

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In addition, each of the Ancora Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of (i) any payments or other rights that each Ancora Nominee has or may receive under their respective Engagement and Indemnification Agreements, see Interests in the Solicitation – Arrangements among the Participants under Proposal 1 – The Ancora Nominees which is incorporated here by reference, and (ii) any compensation or other rights that each of the Ancora Nominees may receive from the Company as a director if elected to the Board, see the Company’s Definitive Proxy Statement for disclosures with respect to director compensation, which is incorporated here by reference.

See Interests in the Solicitation – Arrangements among the Participants under Proposal 1 – The Ancora Nominees in this Proxy Statement for additional information, which are incorporated herein by reference. Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto, which are incorporated here by reference), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2024 Annual Meeting.

The principal business address of each of the Participants is set forth in Annex A, which is incorporated here by reference.

Legal Proceedings

To our knowledge, there are no material legal proceedings to which any Participant, the Ancora Nominees or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or any material legal proceedings in which any of the Participants, the Ancora Nominees or any of their respective associates have a material interest adverse to the Company or any of its subsidiaries.

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SHAREHOLDER NOMINATIONS AND PROXY ACCESS

According to the Company’s Definitive Proxy Statement, Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC regulations and the Bylaws. The Company’s Definitive Proxy statement provides information with respect to the procedures for placing a Shareholder’s director nominee in the Company’s proxy materials, including the applicable deadlines relating to the nomination of director nominees and Shareholder proposals.

Any such proposal for the 2025 Annual Meeting of Shareholders (the “2025 Annual Meeting”) must comply with applicable regulations and be received by the Corporate Secretary, Norfolk Southern Corporation, 650 W. Peachtree St., NW, Atlanta, Georgia 30308, as follows:

To be eligible for inclusion in the Company’s proxy statement and form of proxy, shareholder proposals must be received no later than November 20, 2024 and also comply with the other requirements of SEC Rule 14a-8. To be eligible to be presented from the floor for vote at the meeting, shareholder proposals must be received during the period that begins October 21, 2024 and ends November 20, 2024, and also comply with the other requirements set forth in the Company’s proxy statement.

The Board’s Governance and Nominating Committee will consider director candidates recommended by Shareholders. Any such recommendation must meet the requirements set forth in the Bylaws and the Company’s Corporate Governance Guidelines, which are available on the Company’s website. Recommendations by Shareholders must be in writing and addressed to the Chair of the Governance and Nominating Committee, c/o Corporate Secretary, Norfolk Southern Corporation, 650 W. Peachtree St., NW, Atlanta, Georgia 30308. Shareholder recommendations must be received no later than November 20, 2024, in order to be considered for nomination for election at the 2025 Annual Meeting.

Shareholders wishing to nominate one or more individuals in the Company’s proxy statement and proxy card for election as a director at an annual meeting may do so by complying with the Company’s proxy access Bylaw provision. The proxy access provision permits one or more (but no more than 20) shareholders holding at least 3% of outstanding shares for at least 3 years to nominate up to the greater of 2 directors or 20% of the Board. Eligible shareholders must submit such nominations by November 20, 2024 in order to be eligible to appear in the Company’s proxy statement and proxy card for the 2025 Annual Meeting.

Shareholders wishing to nominate an individual for election as a director at an annual meeting other than pursuant to the proxy access Bylaw provision may do so by complying with the Bylaw provision. For such nominations to be eligible for election at the 2025 Annual Meeting, the nominations must comply with the Bylaw provision and must be received during the period that begins October 21, 2024, and ends November 20, 2024. Any notice of director nomination submitted to the Company other than through proxy access must also include the additional information required by Rule 14a-19(b) under the Exchange Act.

The information set forth above regarding the procedures for submitting Shareholder proposals for consideration at the 2025 Annual Meeting is based on information contained in the Company’s Definitive Proxy Statement and the Bylaws. Shareholders should refer to the Company’s Definitive Proxy Statement and its other public filings in order to review this disclosure. The inclusion of this information in this Proxy Statement should not be construed as an admission by the Ancora Parties that such procedures are legal, valid or binding.

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OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the 2024 Annual Meeting other than as described herein. Should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the 2024 Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card or BLUE voting instruction form will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Shareholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, D.F. King, or call toll free at (866) 227-7300. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

Please refer to the Company’s Definitive Proxy Statement and annual report for certain information and disclosure required by applicable law. Schedule II to this Proxy Statement contains information regarding persons who beneficially own more than 5% of the shares and the ownership of the shares by the directors and management of the Company.

This Proxy Statement is dated [    ], 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Shareholders shall not create any implication to the contrary.

You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or by calling D.F. King at the address and phone number indicated above.

39

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE ANCORA NOMINEES AND “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES. WE MAKE NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF THE ACCEPTABLE COMPANY NOMINEES.

WE URGE YOU TO VOTE “FOR” THE AUDITOR PROPOSAL AND “FOR” THE BYLAW PROPOSAL.

We make no recommendation with respect to the Compensation Proposal and the Lobbying Proposal.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS REQUIRED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2024 ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION ON HOW TO ATTEND THE 2024 ANNUAL MEETING AND VOTE, INFORMATION CONCERNING THE PROCEDURES FOR SUBMITTING SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS INTENDED FOR CONSIDERATION AT THE 2025 ANNUAL MEETING AND FOR CONSIDERATION FOR INCLUSION IN THE COMPANY’S PROXY MATERIALS FOR THAT MEETING AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE COMMON STOCK AND THE OWNERSHIP OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

WE TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION THAT IS IN THE COMPANY’S PROXY STATEMENT. EXCEPT AS OTHERWISE NOTED HEREIN, THE INFORMATION IN THIS PROXY STATEMENT CONCERNING THE COMPANY HAS BEEN TAKEN FROM OR IS BASED UPON DOCUMENTS AND RECORDS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION.

40

SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT AND ANNUAL REPORT FILED WITH THE SEC FOR CERTAIN ADDITIONAL INFORMATION AND DISCLOSURE REQUIRED TO BE MADE BY THE COMPANY IN CONNECTION WITH THE 2024 ANNUAL MEETING, INCLUDING THE COMPANY’S NOMINEES AS REQUIRED BY ITEM 7 OF SCHEDULE 14A, AND IN ACCORDANCE WITH APPLICABLE LAW. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

Ancora Catalyst Institutional, LP

[ ], 2024

41

Annex A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

The Participants and the Ancora Nominees may be deemed “participants” under SEC rules in this solicitation. Information regarding the Participants is set forth below.

Except as described in the Proxy Statement, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the Participants within the past two years. The source of funding for these transactions was derived from the respective capital of the Ancora Parties.

The Participant Shares held in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any Participant.

Persons Making the Solicitation

The name, principal business address and the principal occupation or employment of the Participants in this solicitation are set forth below or under Proposal 1 – The Ancora Nominees, which is incorporated by reference herein.

Ancora is a Delaware limited partnership whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora is to invest in securities.

Ancora Merlin Institutional is a Delaware limited partnership whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Merlin Institutional is to invest in securities.

Ancora Merlin is a Delaware limited partnership whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Merlin is to invest in securities.

Ancora Catalyst is a Delaware limited partnership whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Catalyst is to invest in securities.

A-1

Ancora Bellator Fund is a Delaware limited partnership whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Bellator Fund is to invest in securities.

Ancora Impact AA, is part of a series of Ancora Impact Fund LP, a Delaware series limited partnership whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Impact AA is to invest in securities.

Ancora Impact BB is part of a series of Ancora Impact Fund LP, a Delaware series limited partnership whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Impact BB is to invest in securities.

Ancora Alternatives is an Ohio limited liability company whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Alternatives is to serve as the general partner and investment manager of each of the Ancora Funds and certain affiliated SMAs.

Ancora Advisors is a Nevada limited liability company whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Advisors is to serve as the investment advisor to the Ancora Advisors SMA.

Ancora Family Wealth is an Ohio limited liability company whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Family Wealth is to serve as the investment advisor to the Ancora Family Wealth SMAs.

Ancora Group is a Delaware limited liability company whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Ancora Group is to serve as the sole member of Ancora Advisors.

Inverness Holdings is a Delaware limited liability company whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of Inverness Holdings is to serve as the sole member of Ancora Family Wealth.

Ancora Holdings is a Delaware limited liability company whose principal business address is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124. The principal business of the Ancora Holdings is to serve as the sole member of Ancora Alternatives, Ancora Group, Inverness Holdings and its other subsidiaries.

Frederick DiSanto, a citizen of the United States, is the Chairman and Chief Executive Officer of Ancora Holdings. The principal business address of Mr. DiSanto is 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124.

Ms. Atkins is a citizen of the United States. The principal business address of Ms. Atkins is 10 Edgewater Drive, Apt. 10A, Miami, FL 33133.

Mr. Barber is a citizen of the United States. The principal business address of Mr. Barber is 112 Misty Dawn Way, 6 Mile, South Carolina 29682.

A-2

Mr. Clyburn is a citizen of the United States. The principal business address of Mr. Clyburn is 1775 I Street NW, Suite 1150, Washington, DC 20006.

Mr. Fahmy is a citizen of Canada. The principal business address of Mr. Fahmy is 890 Lakeshore Drive, Dorval, Quebec, Canada H9S 2C5.

Mr. Kaisch is citizen of the United States. The principal business address of Mr. Kasich is 27 S Grove Street, Suite 336, Westerville, OH 43081.

Mr. Lamphere is citizen of the United States. The principal business address of Mr. Lamphere is 11450 SE Dixie Highway, Hobe Sound, Florida 33455.

Ms. Landry is a citizen of the United States. The principal business address of Ms. Landry is 8 Millennium Place, Rye Brook NY 10573.

A-3

Beneficial and Record Ownership Information

The following information describes the number of shares of Common Stock that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by each of the Participants in this solicitation as of the Record Date.

Name	Ownership
Ancora Parties
Ancora	160,439 shares of Common Stock owned directly and beneficially (including (i) 100 shares owned directly in record name and (ii) 45,100 shares of Common Stock underlying 451 American call options).
Ancora Merlin Institutional	160,706 shares of Common Stock owned directly and beneficially (including the 45,100 shares of Common Stock underlying 451 American call options).
Ancora Merlin	15,177 shares of Common Stock owned directly and beneficially (including the 4,300 shares of Common Stock underlying 43 American call options).
Ancora Catalyst	16,275 shares of Common Stock owned directly and beneficially (including the 4,300 shares of Common Stock underlying 43 American call options).
Ancora Bellator	65,730 shares of Common Stock owned directly and beneficially (including the 24,700 shares of Common Stock underlying 247 American call options).
Ancora Impact AA	257,159 shares of Common Stock owned directly and beneficially.
Ancora Impact BB	160,216 shares of Common Stock owned directly and beneficially.
Ancora Advisors	270 shares of Common Stock owned indirectly and beneficially (consisting of shares of Common Stock held in a certain SMA).
Ancora Group	270 shares of Common Stock owned indirectly and beneficially (consisting of shares of Common Stock beneficially owned by Ancora Advisors).
Ancora Family Wealth	9,847.28 shares of Common Stock owned indirectly and beneficially (consisting of shares of Common Stock held in certain SMAs).
Inverness Holdings	9,847.28 shares of Common Stock owned indirectly and beneficially (consisting of shares of Common Stock beneficially owned by Ancora Family Wealth).
Ancora Alternatives	918,502 shares owned beneficially (consisting of shares of Common Stock beneficially owned in the aggregate by the Ancora Funds, including 123,500 shares of Common Stock underlying 1,235 American call options held directly and beneficially in aggregate by the Ancora Funds, as well as 82,800 shares of Common Stock held indirectly and beneficially in the Ancora Alternatives SMAs).
Ancora Holdings	928,619.28 shares of Common Stock owned indirectly and beneficially (consisting of shares of Common Stock beneficially owned by Ancora Alternatives, Ancora Family Wealth and Ancora Advisors, including the 123,500 shares of Common Stock underlying 1,235 American call options held directly and beneficially in aggregate by the Ancora Funds).
Frederick DiSanto	928,619.28 shares of Common Stock owned indirectly and beneficially (consisting of shares of Common Stock beneficially owned by Ancora Holdings, including the 123,500 shares of Common Stock underlying 1,235 American call options held directly and beneficially in aggregate by the Ancora Funds).

A-4

Ancora Alternatives, as the general partner and investment manager of each of the Ancora Funds and as the investment manager of the Ancora Alternatives separately managed accounts (each, an “SMA”), may be deemed to beneficially own in the aggregate 918,502 shares of Common Stock held in the Ancora Funds and the Ancora Alternatives SMAs (of which 835,702 shares of Common Stock are directly and beneficially owned by the Ancora Funds, including the 123,500 shares of Common Stock underlying 1,235 American call options held directly and beneficially in aggregate by the Ancora Funds, and of which 82,800 shares of Common Stock are held indirectly and beneficially by the Ancora Alternatives SMAs).

Ancora Advisors, as the investment advisor to the Ancora Advisors SMA, may be deemed to beneficially own all of the 270 shares of Common Stock held in the Ancora Advisors SMA. Ancora Group, as the sole member of Ancora Advisors, may be deemed to beneficially own all of the 270 shares of Common Stock held in the Ancora Advisors SMA. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own all of the 9,847.28 shares of Common Stock held in the Ancora Family Wealth SMAs. Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own all of the 9,847.28 shares of Common Stock held in the Ancora Family Wealth SMAs.

Ancora Holdings, as the sole member of each of Ancora Alternatives, Ancora Group and Inverness Holdings, may be deemed to beneficially own in the aggregate 928,619.28 shares of Common Stock held by the Ancora Funds (including the 123,500 shares of Common Stock underlying 1,235 American call options held directly and beneficially in aggregate by the Ancora Funds), certain Ancora Alternatives SMAs, the Ancora Advisors SMA and the Ancora Family Wealth SMAs.

Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own in the aggregate 928,619.28 shares of Common Stock held by the Ancora Funds (including the 123,500 shares of Common Stock underlying 1,235 American call options held directly and beneficially in aggregate by the Ancora Funds), certain Ancora Alternatives SMAs, the Ancora Advisors SMA and the Ancora Family Wealth SMAs.

The Ancora Parties beneficially own 928,619.28 shares of Common Stock (including the 123,500 shares of Common Stock underlying 1,235 American call options held directly and beneficially in aggregate by the Ancora Funds) representing approximately 0.41% of the outstanding shares of Common Stock of the Company (based on 225,893,885 shares of Common Stock (excluding 20,320,777 shares held by the Company’s wholly owned subsidiaries) outstanding as of March 4, 2024, as reported in the Company’s Definitive Proxy Statement).

As of the date hereof, Mr. Lamphere owns 1,200 shares of Common Stock.

As of the date hereof, Mr. Fahmy owns 3,000 shares of Common Stock.

A-5

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

The following table sets forth all transactions in the Common Stock of the Company effected in the last two (2) years by the Participants. Except as otherwise noted below, all such transactions were effected in the open market, and the table excludes commissions paid in per share prices. Certain of the transactions disclosed in this Schedule I were undertaken by the applicable Participant through certain separately managed accounts (SMAs) and are therefore identified by the Participant’s name and SMA.

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Advisors SMA	11/28/2022	Sell	1	250.42	Common Stock	N/A
Ancora Advisors SMA	1/4/2023	Sell	2	496.07	Common Stock	N/A

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Alternatives SMAs	4/7/2022	Cover Short	110	14,193.21	American Style Call Option with an Exercise Price of $300	2022-06-17
Ancora Alternatives SMAs	5/19/2022	Cover Short	110	99,222.11	American Style Put Option with an Exercise Price of $230	2022-06-17
Ancora Alternatives SMAs	5/19/2022	Sell	110	329,453.53	American Style Put Option with an Exercise Price of $260	2022-06-17
Ancora Alternatives SMAs	6/17/2022	Expire	110	-	American Style Call Option with an Exercise Price of $330	2022-06-17
Ancora Alternatives SMAs	12/7/2023	Buy	43,976	10,001,336.22	Common Stock	N/A
Ancora Alternatives SMAs	12/7/2023	Buy	9,895	2,250,391.62	Common Stock	N/A
Ancora Alternatives SMAs	12/7/2023	Buy	1,429	324,993.39	Common Stock	N/A
Ancora Alternatives SMAs	12/12/2023	Buy	22,449	4,995,700.35	Common Stock	N/A
Ancora Alternatives SMAs	12/12/2023	Buy	5,051	1,124,027.02	Common Stock	N/A

I-1

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Bellator	11/6/2023	Buy	12,860	2,499,584.91	Common Stock	N/A
Ancora Bellator	11/7/2023	Buy	2,600	505,136.76	Common Stock	N/A
Ancora Bellator	11/15/2023	Buy	7,221	1,498,703.94	Common Stock	N/A
Ancora Bellator	1/25/2024	Buy	8,442	2,000,251.96	Common Stock	N/A
Ancora Bellator	1/30/2024	Buy	5,685	1,349,963.51	Common Stock	N/A
Ancora Bellator	1/31/2024	Buy	150	125,209.50	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Bellator	1/31/2024	Buy	97	124,809.90	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Bellator	2/21/2024	Buy	150	135,300.00	American Style Call Option with an Exercise Price of $270	2024-06-21
Ancora Bellator	2/21/2024	Sell	150	283,197.73	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Bellator	2/21/2024	Sell	97	233,574.13	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Bellator	2/21/2024	Buy	97	135,994.00	American Style Call Option with an Exercise Price of $270	2024-09-20
Ancora Bellator	3/4/2024	Buy	4,222	1,100,154.28	Common Stock	N/A

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora	11/6/2023	Buy	11,728	2,279,560.56	Common Stock	N/A
Ancora	11/7/2023	Buy	11,710	2,275,005.70	Common Stock	N/A
Ancora	11/15/2023	Buy	43,904	9,112,110.19	Common Stock	N/A
Ancora	11/17/2023	Buy	10,932	2,303,707.66	Common Stock	N/A
Ancora	11/21/2023	Buy	10,705	2,276,933.85	Common Stock	N/A
Ancora	11/24/2023	Buy	21,181	4,569,846.15	Common Stock	N/A
Ancora	1/30/2024	Buy	5,179	1,229,873.18	Common Stock	N/A
Ancora	1/31/2024	Buy	177	227,745.90	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora	1/31/2024	Buy	274	228,716.02	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora	2/21/2024	Buy	274	247,148.00	American Style Call Option with an Exercise Price of $270	2024-06-21
Ancora	2/21/2024	Sell	274	517,307.86	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora	2/21/2024	Sell	177	426,212.59	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora	2/21/2024	Buy	177	248,154.00	American Style Call Option with an Exercise Price of $270	2024-09-20

I-2

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Catalyst	11/6/2023	Buy	1,132	220,039.35	Common Stock	N/A
Ancora Catalyst	11/7/2023	Buy	1,090	211,777.58	Common Stock	N/A
Ancora Catalyst	11/15/2023	Buy	4,237	879,386.98	Common Stock	N/A
Ancora Catalyst	11/17/2023	Buy	1,068	225,073.89	Common Stock	N/A
Ancora Catalyst	11/21/2023	Buy	1,045	222,283.12	Common Stock	N/A
Ancora Catalyst	11/24/2023	Buy	2,069	446,404.72	Common Stock	N/A
Ancora Catalyst	1/30/2024	Buy	506	120,161.39	Common Stock	N/A
Ancora Catalyst	1/31/2024	Buy	26	21,702.98	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Catalyst	1/31/2024	Buy	17	21,873.90	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Catalyst	2/1/2024	Buy	828	209,753.10	Common Stock	N/A
Ancora Catalyst	2/21/2024	Buy	26	23,452.00	American Style Call Option with an Exercise Price of $270	2024-06-21
Ancora Catalyst	2/21/2024	Sell	26	49,087.61	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Catalyst	2/21/2024	Sell	17	40,935.67	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Catalyst	2/21/2024	Buy	17	23,834.00	American Style Call Option with an Exercise Price of $270	2024-09-20
Ancora Catalyst	3/8/2024	Buy	302	78,252.07	Common Stock	N/A

I-3

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Family Wealth SMAs	5/2/2022	Sell	200	52,003.73	Common Stock	N/A
Ancora Family Wealth SMAs	6/30/2022	Sell	3	677.85	Common Stock	N/A
Ancora Family Wealth SMAs	8/23/2022	Sell	20	5,157.28	Common Stock	N/A
Ancora Family Wealth SMAs	9/9/2022	Sell	0.31	76.47	Common Stock	N/A
Ancora Family Wealth SMAs	9/9/2022	Sell	30	7,511.53	Common Stock	N/A
Ancora Family Wealth SMAs	12/14/2022	Sell	25	6,440.99	Common Stock	N/A
Ancora Family Wealth SMAs	2/8/2023	Sell	3	737.68	Common Stock	N/A
Ancora Family Wealth SMAs	2/8/2023	Sell	7	1,721.26	Common Stock	N/A
Ancora Family Wealth SMAs	2/8/2023	Sell	12	2,950.95	Common Stock	N/A
Ancora Family Wealth SMAs	2/14/2023	Sell	20	4,669.29	Common Stock	N/A
Ancora Family Wealth SMAs	2/15/2023	Sell	65	15,429.02	Common Stock	N/A
Ancora Family Wealth SMAs	2/15/2023	Sell	85	20,176.41	Common Stock	N/A
Ancora Family Wealth SMAs	2/23/2023	Sell	140	30,917.56	Common Stock	N/A
Ancora Family Wealth SMAs	2/27/2023	Sell	450	101,462.03	Common Stock	N/A
Ancora Family Wealth SMAs	5/8/2023	Sell	7	1,450.16	Common Stock	N/A
Ancora Family Wealth SMAs	5/8/2023	Sell	34	7,062.43	Common Stock	N/A
Ancora Family Wealth SMAs	6/13/2023	Buy	50	10,772.50	Common Stock	N/A
Ancora Family Wealth SMAs	6/13/2023	Buy	200	43,180.00	Common Stock	N/A
Ancora Family Wealth SMAs	6/13/2023	Buy	75	16,192.50	Common Stock	N/A
Ancora Family Wealth SMAs	9/28/2023	Buy	11	2,167.00	Common Stock	N/A
Ancora Family Wealth SMAs	9/29/2023	Buy	43	8,450.70	Common Stock	N/A
Ancora Family Wealth SMAs	10/17/2023	Buy	75	15,583.13	Common Stock	N/A
Ancora Family Wealth SMAs	11/17/2023	Buy	75	15,834.00	Common Stock	N/A
Ancora Family Wealth SMAs	11/21/2023	Buy	100	21,273.39	Common Stock	N/A
Ancora Family Wealth SMAs	11/21/2023	Buy	100	21,279.23	Common Stock	N/A
Ancora Family Wealth SMAs	11/22/2023	Buy	100	21,349.50	Common Stock	N/A
Ancora Family Wealth SMAs	11/27/2023	Buy	25	5,337.04	Common Stock	N/A
Ancora Family Wealth SMAs	11/27/2023	Buy	25	5,341.50	Common Stock	N/A
Ancora Family Wealth SMAs	11/29/2023	Buy	100	21,456.65	Common Stock	N/A
Ancora Family Wealth SMAs	11/29/2023	Buy	100	21,465.00	Common Stock	N/A

I-4

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds	Security	Expiration Date
Ancora Merlin Institutional	11/6/2023	Buy	11,754	2,284,601.79	Common Stock	N/A
Ancora Merlin Institutional	11/7/2023	Buy	11,700	2,273,050.04	Common Stock	N/A
Ancora Merlin Institutional	11/15/2023	Buy	43,998	9,131,607.23	Common Stock	N/A
Ancora Merlin Institutional	11/17/2023	Buy	10,968	2,311,281.42	Common Stock	N/A
Ancora Merlin Institutional	11/21/2023	Buy	10,740	2,284,365.74	Common Stock	N/A
Ancora Merlin Institutional	11/24/2023	Buy	21,250	4,584,720.50	Common Stock	N/A
Ancora Merlin Institutional	1/30/2024	Buy	5,196	1,233,912.73	Common Stock	N/A
Ancora Merlin Institutional	1/31/2024	Buy	177	227,797.40	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Merlin Institutional	1/31/2024	Buy	274	228,794.38	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Merlin Institutional	2/21/2024	Buy	274	247,226.36	American Style Call Option with an Exercise Price of $270	2024-06-21
Ancora Merlin Institutional	2/21/2024	Sell	274	517,229.49	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Merlin Institutional	2/21/2024	Sell	177	426,161.08	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Merlin Institutional	2/21/2024	Buy	177	248,205.50	American Style Call Option with an Exercise Price of $270	2024-09-20

I-5

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Merlin	11/6/2023	Buy	1,106	214,973.30	Common Stock	N/A
Ancora Merlin	11/7/2023	Buy	1,100	213,707.82	Common Stock	N/A
Ancora Merlin	11/15/2023	Buy	4,140	859,242.55	Common Stock	N/A
Ancora Merlin	11/17/2023	Buy	1,032	217,475.13	Common Stock	N/A
Ancora Merlin	11/21/2023	Buy	1,010	214,826.23	Common Stock	N/A
Ancora Merlin	11/24/2023	Buy	2,000	431,505.37	Common Stock	N/A
Ancora Merlin	1/30/2024	Buy	489	116,126.85	Common Stock	N/A
Ancora Merlin	1/31/2024	Buy	17	21,881.11	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Merlin	1/31/2024	Buy	26	21,712.68	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Merlin	2/21/2024	Buy	26	23,461.70	American Style Call Option with an Exercise Price of $270	2024-06-21
Ancora Merlin	2/21/2024	Sell	26	49,077.90	American Style Call Option with an Exercise Price of $250	2024-06-21
Ancora Merlin	2/21/2024	Sell	17	40,928.46	American Style Call Option with an Exercise Price of $250	2024-09-20
Ancora Merlin	2/21/2024	Buy	17	23,841.21	American Style Call Option with an Exercise Price of $270	2024-09-20

I-6

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Impact Fund AA	1/17/2024	Buy	5,763	1,300,965.52	Common Stock	N/A
Ancora Impact Fund AA	1/18/2024	Buy	5,742	1,300,186.90	Common Stock	N/A
Ancora Impact Fund AA	1/19/2024	Buy	253	59,263.99	Common Stock	N/A
Ancora Impact Fund AA	1/22/2024	Buy	166	39,849.44	Common Stock	N/A
Ancora Impact Fund AA	1/26/2024	Buy	2,850	660,030.22	Common Stock	N/A
Ancora Impact Fund AA	1/26/2024	Buy	31,950	7,501,097.25	Common Stock	N/A
Ancora Impact Fund AA	1/29/2024	Buy	58,982	14,007,721.72	Common Stock	N/A
Ancora Impact Fund AA	1/29/2024	Buy	21,790	5,100,776.96	Common Stock	N/A
Ancora Impact Fund AA	1/30/2024	Buy	128,563	30,530,254.16	Common Stock	N/A
Ancora Impact Fund AA	3/4/2024	Buy	1,100	285,583.09	Common Stock	N/A

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds ($)	Security	Expiration Date
Ancora Impact Fund BB	1/17/2024	Buy	24,237	5,471,321.23	Common Stock	N/A
Ancora Impact Fund BB	1/18/2024	Buy	24,258	5,492,849.30	Common Stock	N/A
Ancora Impact Fund BB	1/19/2024	Buy	5,077	1,189,162.77	Common Stock	N/A
Ancora Impact Fund BB	1/22/2024	Buy	3,334	800,063.29	Common Stock	N/A
Ancora Impact Fund BB	1/25/2024	Buy	27,500	6,536,407.59	Common Stock	N/A
Ancora Impact Fund BB	1/26/2024	Buy	9,825	2,275,330.63	Common Stock	N/A
Ancora Impact Fund BB	1/26/2024	Buy	42,580	9,999,817.90	Common Stock	N/A
Ancora Impact Fund BB	1/26/2024	Buy	15,055	3,463,441.31	Common Stock	N/A
Ancora Impact Fund BB	1/31/2024	Buy	8,350	1,978,462.93	Common Stock	N/A

I-7

Nominee	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds	Security	Expiration Date
Gil Lamphere	11/24/2023	Buy	1,200[1]	$215.56	Common Stock	N/A
Sameh Fahmy	12/26/2023	Buy	1600	$236.790	Common Stock	N/A
Sameh Fahmy	01/03/2024	Buy	500	$233.000	Common Stock	N/A
Sameh Fahmy	01/12/2024	Buy	900	$228.918	Common Stock	N/A

1 Held in an IRA account.

I-8

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table is reprinted from the proxy statement filed by Norfolk Southern with the SEC on February 26, 2024 and contains information regarding persons who beneficially own more than 5% of the shares of Common Stock and the ownership of the shares by the directors and executive officers of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership ($)	Percent of Class
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	18,534,987[1]	8.2%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	14,512,992[2]	6.4%
JP Morgan Chase & Co. 383 Madison Avenue, New York, NY 10179	13,297,842[3]	5.8%

(1)	The Vanguard Group reported in its Schedule 13G/A that it beneficially owns 8.2% of Norfolk Southern common stock as of December 31, 2023, and that as of that date, it had sole voting power with respect to none of these shares, shared voting power with respect to 394,455 of these shares, sole investment power with respect to 17,454,149 of these shares, and shared investment power with respect to 1,080,838 of these shares.

(2)	BlackRock, Inc. reported in its Schedule 13G/A that it beneficially owned 6.4% of Norfolk Southern common stock as of December 31, 2023, and that as of that date, it had sole voting power with respect to 13,064,624 of these shares, shared voting power with respect to none of these shares, and sole investment power with respect to 14,512,992 of these shares.

(3)	JP Morgan Chase & Co. reported in its Schedule 13G that it beneficially owned 5.8% of Norfolk Southern common stock as of December 31, 2023, and that as of that date, it had sole voting power with respect to 11,382,461 of these shares, shared voting power with respect to 43,873 of these shares, sole investment power with respect to 13,101,582 of these shares, and shared investment power with respect to 192,656 of these shares.

II-1

The following table shows, as of February 1, 2024, the beneficial ownership of Norfolk Southern common stock for:

(1)	each director and each nominee;

(2)	NEOs; and

(3)	all directors and Executive Officers as a group.

Unless otherwise indicated by footnote to the table, all such shares are held with sole voting and investment power, and no director or Executive Officer beneficially owns any Norfolk Southern equity securities other than our common stock. Each individual director and each Executive Officer, as well as all the directors and Executive Officers together as a group, beneficially own less than 1% of the shares of our common stock outstanding as of February 1, 2024.

Name	Shares of Common Stock (#)[1,2]
Richard H. Anderson	0
Thomas D. Bell, Jr.	28,931[3]
Mitchell E. Daniels, Jr.	6,847[3]
Philip S. Davidson	0
Francesca A. DeBiase	0
Marcela E. Donadio	6,992[3]
Heidi Heitkamp	0
John C. Huffard, Jr.	3,055[3]
Christopher T. Jones	2,214
Thomas C. Kelleher	4,173[3]
Steven F. Leer	87,710[3]
Michael D. Lockhart	6,685[3]
Amy E. Miles	16,893[3]
Claude Mongeau	17,709[3]
Jennifer F. Scanlon	5,140[3]
Alan H. Shaw	100,664[4]
John R. Thompson	16,158[3]
Ann A. Adams	32,469[5]
Paul B. Duncan	4,533[6]
Claude E. Elkins	17,245[7]
Mark R. George	30,653[8]
23 Directors and Executive Officers as a group (including the persons named above)	394,475[9]

II-2

(1)	Each director and each Executive Officer has sole voting and investment power with respect to his or her shares, except with respect to: 27 shares over which Ms. Donadio has shared voting and investment power through other accounts; 68 shares held in four trusts in which Mr. Huffard has disclaimed beneficial ownership; and 84 shares held in two trusts for the benefit of Ms. Scanlon’s children over which Ms. Scanlon has disclaimed beneficial ownership.

(2)	The amounts reported in the beneficial ownership table do not include the following RSUs which are not distributable within 60 days of March 4, 2024 and thus are not considered common stock that is beneficially owned for SEC disclosure purposes: (a) 760 RSUs awarded to directors serving on January 30, 2024, and an additional 420 RSUs awarded to Ms. Miles in her role as independent Board Chair on the same date, (b) 350 RSUs awarded to each of Adm. Davidson and Ms. DeBiase on July 31, 2023, (c) 28,711 RSUs credited to Mr. Lockhart, and 773 RSUs credited to each of Mr. Jones and Ms. Scanlon, which units will ultimately be settled in shares of common stock distributed in ten annual installments beginning in the January after ceasing to be a director, and (d) as applicable, dividend equivalents credited as additional RSUs on such amounts.

(3)	For directors elected to the Board before January 2015, includes a one-time grant of 3,000 restricted shares to each non-employee director when that director was first elected to the Board. These grants were made pursuant to the Directors’ Restricted Stock Plan; the director may vote these shares, but has no investment power over them until they are distributed. The amounts reported also include RSUs which are vested and would be distributable within 60 days of a director leaving the Board: Mr. Bell, 23,011; Mr. Daniels, 6,127; Ms. Donadio, 6,895; Mr. Huffard, 2,987; Mr. Jones, 2,214; Mr. Kelleher, 4,173; Mr. Leer, 81,950; Mr. Lockhart, 673; Ms. Miles, 13,893; Mr. Mongeau; 3,359; Ms. Scanlon, 4,531; and Mr. Thompson, 12,993. These RSUs will be settled in stock. While the directors have neither voting power nor investment power over the shares underlying these restricted stock units, the directors are entitled to receive the shares immediately upon leaving the Board. See “Non-Employee Director Compensation Table-Long-Term Incentive Plan” for more information regarding these restricted stock units. The amounts reported also include shares credited to certain directors’ accounts in a Dividend Reinvestment Plan.

(4)	Includes 1,867 shares credited to Mr. Shaw’s account in our Thrift and Investment Plan; and 63,295 shares subject to stock options granted pursuant to our LTIP with respect to which Mr. Shaw has the right to acquire beneficial ownership within 60 days of March 4, 2024.

(5)	Includes 12,690 shares subject to stock options granted pursuant to our LTIP with respect to which Ms. Adams has the right to acquire beneficial ownership within 60 days of March 4, 2024.

(6)	Includes 1,932 shares subject to stock options granted pursuant to our LTIP with respect to which Mr. Duncan has the right to acquire beneficial ownership within 60 days of March 4, 2024.

(7)	Includes 126 shares credited to Mr. Elkins’ account in our Thrift and Investment Plan; and 12,930 shares subject to stock options granted pursuant to our LTIP with respect to which Mr. Elkins has the right to acquire beneficial ownership within 60 days of March 4, 2024.

(8)	Includes 17,096 shares subject to stock options granted pursuant to our LTIP with respect to which Mr. George has the right to acquire beneficial ownership within 60 days of March 4, 2024.
(9)	Includes 2,208 shares credited to Executive Officers’ individual accounts under our Thrift and Investment Plan. Also includes: 109,553 shares subject to stock options granted to Executive Officers pursuant to our LTIP with respect to which the participant has the right to acquire beneficial ownership within 60 days of March 4, 2024. For officers, this amount does not include restricted stock units which will ultimately be settled in shares of common stock upon the satisfaction of applicable vesting requirements but which do not vest within 60 days of March 4, 2024.

II-3

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of the Ancora Nominees and in accordance with our recommendations on the other Proposals on the agenda for the 2024 Annual Meeting by SIGNING, DATING AND MAILING the enclosed BLUE proxy card or BLUE voting instruction form TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a broker, only the broker can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King using the contact information set forth below.

If you have any questions, require assistance in voting your BLUE proxy card or BLUE voting instruction form, or need additional copies of the Ancora Parties’ proxy materials, please contact D.F. King using the contact information below:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders Call Toll-Free: (866) 227-7300

Banks and Brokers Call Collect: (212) 269-5550

E-mail: MoveNSCForward@dfking.com

BLUE PROXY CARD

NORFOLK SOUTHERN Corporation

2024 ANNUAL MEETING OF SHAREHOLDERS

THIS BLUE PROXY CARD IS SOLICITED ON BEHALF OF ANCORA CATALYST INSTITUTIONAL, LP and the other participants in its PROXY solicitation

THE BOARD OF DIRECTORS OF NORFOLK SOUTHERN CORPORATION IS NOT SOLICITING THIS BLUE PROXY CARD

PROXY

The undersigned appoints James Chadwick, Conor Sweeney and Edward McCarthy, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock (the “Common Stock”) of Norfolk Southern Corporation (the “Company” or “Norfolk Southern”) which the undersigned would be entitled to vote if personally present at the 2024 annual meeting of shareholders of the Company scheduled to be held virtually on May 9, 2024, at 8:30 a.m., Eastern Daylight Time (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof, the “2024 Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as marked on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2024 Annual Meeting that are unknown to Ancora Catalyst Institutional, LP (“Ancora”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS MARKED. IF NO INSTRUCTIONS ARE GIVEN AS TO ANY ITEM, YOUR PROXY WILL BE DEEMED TO HAVE GIVEN A DIRECTION WITH RESPECT TO ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY BLUE PROXY CARDS OR BLUE VOTING INSTRUCTION FORMS TO VOTE “FOR” THE ELECTION OF THE ANCORA NOMINEES, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES, “WITHHOLD” THE ELECTION OF THE ACCEPTABLE COMPANY NOMINEES, “FOR” THE AUDITOR PROPOSAL, “FOR” THE BYLAW PROPOSAL AND “ABSTAIN” WITH RESPECT TO THE COMPENSATION PROPOSAL AND LOBBYING PROPOSAL. THE PROXY HOLDERS WILL ALSO EXERCISE THEIR DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2024 ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

This Proxy will be valid until the completion of the 2024 Annual Meeting. This Proxy will only be valid in connection with the Ancora’s solicitation of proxies for the 2024 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

This Proxy Statement and our BLUE proxy card are available at
www.movenscforward.com.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

☒ Please mark vote as in this example

ANCORA STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF THE ANCORA NOMINEES AND VOTE “WITHHOLD” ON THE ELECTION OF THE COMPANY NOMINEES OPPOSED BY ANCORA. ANCORA MAKES NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF THE REMAINING COMPANY NOMINEES THAT ARE ACCEPTABLE TO ANCORA.

Proposal 1: Election of directors to Norfolk Southern’s Board of Directors for a term of one year, to serve until their respective successors are elected and qualified.

You may submit votes “FOR” up to thirteen nominees in total. You are permitted to vote for less than thirteen nominees. Importantly, if you mark more than thirteen “FOR” boxes with respect to the election of directors on this BLUE proxy card, all of your votes for the election of directors will be deemed invalid. If you mark fewer than thirteen “FOR” boxes with respect to the election of directors, this proxy card, when duly executed, will be voted only “FOR” those nominees you have so marked.

ANCORA RECOMMENDS THAT YOU VOTE “FOR” THE ANCORA NOMINEES.

ANCORA NOMINEES	FOR	WITHHOLD
a) Betsy Atkins	☐	☐
b) James Barber, Jr.	☐	☐
c) William Clyburn, Jr.	☐	☐
d) Sameh Fahmy	☐	☐
e) John Kasich	☐	☐
f) Gilbert Lamphere	☐	☐
g) Allison Landry	☐	☐

ANCORA RECOMMENDS THAT YOU VOTE “WITHHOLD” ON THE ELECTION OF THE COMPANY NOMINEES OPPOSED BY ANCORA.

COMPANY NOMINEES OPPOSED BY ANCORA	FOR	WITHHOLD
a) Heidi Heitkamp	☐	☐
b) John Huffard, Jr.	☐	☐
c) Amy Miles	☐	☐
d) Claude Mongeau	☐	☐
e) Jennifer Scanlon	☐	☐
f) Alan Shaw	☐	☐
g) John Thompson	☐	☐

ANCORA MAKES NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF ON THE REMAINING COMPANY NOMINEES THAT ARE ACCEPTABLE TO ANCORA.

OTHER COMPANY NOMINEES ACCEPTABLE TO ANCORA	FOR	WITHHOLD
a) Richard Anderson	☐	☐
b) Philip Davidson	☐	☐
c) Francesca DeBiase	☐	☐
d) Marcela Donadio	☐	☐
e) Christopher Jones	☐	☐
f) Thomas Kelleher	☐	☐

ANCORA RECOMMENDS YOU VOTE “FOR” PROPOSAL 2 BELOW.

Proposal 2: Ratification of the appointment of KPMG LLP as Norfolk Southern’s independent registered public accounting firm for 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Ancora makes no recommendation with respect to Proposal 3 below.

Proposal 3. Approval of the advisory resolution on executive compensation, as disclosed in the Norfolk Southern’s proxy statement for the 2024 Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Ancora makes no recommendation with respect to Proposal 4 below.

Proposal 4. A Shareholder proposal regarding an annual report on lobbying activities, policies and communications,

☐ FOR	☐ AGAINST	☐ ABSTAIN

ANCORA RECOMMENDS YOU VOTE “FOR” PROPOSAL 5 BELOW.

Proposal 5: To approve the proposal to repeal any provision of, or amendment to, the Bylaws, dated as of July 25, 2023, that the Corporation’s Board of Directors has adopted after July 25, 2023, which is the date of the most recent publicly available amendment and restatement of the Corporation’s bylaws, and up to and including the date of the 2024 Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

BLUE PROXY CARD